OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

KOTA Longboards LLC

1400 South Lipan Street
Denver, CO 80223

http://www.kotalongboards.com

3125 units of Non-Voting Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 33,437 shares* of Non-Voting Membership Units ($106,998.40)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,125 shares of Non-Voting Membership Units ($10,000)

Company	KOTA Longboards LLC
Corporate Address	1400 S. Lipan St., Denver, Colorado 80223
Description of Business	Manufacture, sales and distribution of longboard skateboards, electric longboards and branded merchandise.
Type of Security Offered	Non-Voting Membership Units
Purchase Price of Security Offered	$3.20
Minimum Investment Amount (per investor)	$400

EQUITY INVESTMENT | Minimum $400 investment

$3.20/unit | When you invest you are betting the company's future value will exceed $3.0M.

INVESTMENT PERKS*

All Investment Levels will receive:

- A KOTA Membership Unit Certificate and a KOTA Coffee mug
- Early Bird access to specials on new KOTA products.
- Option to become a KOTA Affiliate and receive a dividend for sales of KOTA products (5% of net revenue).

Invest $400 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on

the KOTA website (15 sales over $300).

Invest $1,000 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (10 sales over $300).

Invest $10,000 and receive and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).

Invest $15,000 and receive a sponsored trip to KOTA in Denver, CO ($1,000 max) to meet KOTA's Founders, your own KOTA Longboard and longboard lessons from KOTA Escadrille team riders. You also have the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

KOTA will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Non-Voting Membership Units at $3.20 / unit, you will receive 10 bonus Non-Voting Membership Units , meaning you'll own 110 Non-Voting Membership Units for $320. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that

would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

KOTA Longboards LLC is a manufacturer and distributor of longboard skateboards, electric skateboards and branded products. We deliver high quality, high performance longboard skateboards and eBoards to the mainstream action sports market.

Sales, Supply Chain, & Customer Base

KOTA currently has three market channels, Direct Sales, CoBrands and Specialty Retail. Direct sales occur through the KOTA website, www.kotalongboards.com, email, phone calls or drop ins. KOTA has a large group of CoBrand clients ranging from Anheuser Busch (promotional product), Oakley (retail), Vail Resorts (employee rewards) and many others. Order volume from CoBrand partners ebbs and flows with their needs, marketing and brand strategies or promotional programs. KOTA sells to independently owned specialty retailers on a small scale. In late summer 2017 Scheels (big box specialty retailer) began selling KOTA products. Today we are in 7 of 27 Scheels locations. We're currently in dialogue with other big box specialty retailers.

Competition

There are a number of longboard skateboard manufacturers such as Sector 9, Arbor, Loaded, LandYachtz, etc. However, these companies primarily target a younger, skate shop demographic. Their sales are primarily online through web distributors such as Amazon, or local skate shops. In large part, KOTA doesn't compete directly with these companies as our demographic is much broader. KOTA is competing for consumer dollars that would otherwise be spent on a mountain bike, road bike, skis, snowboard, SUP, etc.

Electric skateboard competitors are companies such as Boosted Boards, Evolve, Inboard and others. KOTA does compete directly with these companies. KOTA sales are mostly direct although Scheels does carry KOTA electrics. Our research indicates our eBoard competitor's sales are mostly direct or through online distributors.

Liabilities and Litigation

KOTA carries a significant amount of product liability insurance. No claims have been made to date. Neither KOTA or its Founders have ever been involved in litigation of any kind. For liabilities of the company, see the financial section below.

The team

Officers and directors

Mike Maloney	Manager, Founder and CEO

Mike Maloney
Mike, our Founder and visionary of the KOTA brand, is a former Navy F-14 pilot and TOPGUN graduate. He's lived and breathed the Knights Of The Air code as a carrier aviator from Kuwait to Iraq to Somalia. He started KOTA with Nikki back in 2012 and has been managing overall operations, sales and capital raises for the company full time since the 'driveway' days 6 years ago. Mike has career-long experience in mission critical leadership, planning and execution. He's the former President/CEO of a Denver-based clean energy technology company spun out from CH2M HILL. Previously, Mike established and managed CH2M HILL's technology investment portfolio where he led many diverse technology efforts, building product and process technologies into functioning businesses. Mike's responsibilities included managing the Intellectual Property for this 27,000 employee firm. Mike's expertise bridges both early stage product commercialization and growth opportunities for product adoption in new and emerging markets. Mike is a former United Airlines Captain and has held several voluntary roles in the non-profit community including Chairman of St. Anthony Health Foundation and Flight For Life. He holds a BS Mechanical Engineering from the University of Colorado and a MS Finance from the University of Denver. Mike's an avid downhill skier, roadbiker, woodworker and family man, riding KOTA longboards daily with his kids.

Number of Employees: 4

Related party transactions

At the end of 2017 the Company had two outstanding notes. The first was the remaining balance of a 401k note from Mr. Maloney ($12,000 remaining, 12.75%, maturing in March, 2019). The second was a SBA note ($73,000 remaining, 5.75%, maturing in June 2024). In June, 2018 the debt was re-structured as a note to Nicole Maloney for $81,723.36 at 5.75%, maturing in May, 2023.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of KOTA's most valuable assets is its intellectual property. We currently maintain formalized Trade Secrets as well as trademarks, a number of copyrights and Internet domain names. We believe the most valuable component of our intellectual property portfolio are our Trade Secrets and that much of KOTA's current value depends on the strength of these Trade Secrets. KOTA prefers Trade Secrets to patents at this time, however, we intent to file patent applications to strengthen our intellectual property portfolio as we discover new technologies related to skate, electric skate and related products.
- **We have potential competitors who may be better positioned than KOTA to take the majority of the market** We compete with larger, better capitalized and more

established companies who currently have products on the markets and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than KOTA. They may succeed in developing and marketing competing equivalent products or superior products than those offered by KOTA. There can be no assurance that competitors will not render our technology or products obsolete or that any products developed by KOTA will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify as KOTA's products influence the broader market.

- **KOTA is still a start-up and is not profitable yet.** KOTA's revenue is highly dependent on direct consumer sales, sales to retailers and co-brands with major corporations. Global and/or national economic disruptions such as a recession, terrorist attack, natural disaster, etc. may severely impact KOTA's ability to achieve and sustain profitability.
- **KOTA may require additional funding to achieve sustainable profitability.** KOTA is not profitable at the time of this financing. A portion of the capital raised will be allocated to cover operating costs and a portion of the capital will be allocated to marketing in order to increase sales volume. There is no guarantee that the amount of capital raised will be enough to get KOTA to cash flow and/or profitability. Future capital rounds may be required if the company does not achieve sustainable profitability with this capital raise.
- **At this time there is no re-sale market for KOTA securities (no liquidity).** The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
- **KOTA's financial review includes a going concern note.** The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.
- **Differences between the Financial Review and KOTA's cash accounting statements.** The Financial Review that was completed was done on an accrual accounting basis. It differs materially from the cash accounting statements generated by KOTA. Revenue from KOTA's cash accounting statements is generated by the issuance of invoices and their subsequent cancellation as funds are received and deposited. Management believes that KOTA's cash accounting statements accurately reflect the cash that flows through the Company and correctly states KOTA's year-to-year revenue growth.
- **KOTA's business projections are only estimates.** Projections provided by KOTA, while based upon existing or expected relationships, are wholly speculative.

KOTA does not warrant and makes no assurances or guarantees that projections will be realized either in timing, magnitude or duration. Actual events will influence management's financial decisions regarding allocation of monies raised in this offering.

- **Adverse market events could impact KOTA's viability.** KOTA's revenue is highly dependent on direct consumer sales, sales to retailers and co-brands with major corporations. Global and/or national economic disruptions such as a recession, terrorist attack, natural disaster, etc. may severely impact KOTA's ability to achieve and sustain profitability.
- **Stability of supply chain.** Our relationships with suppliers are materially important and any change to our current relationships could adversely affect the Company's ability to produce and deliver products to the marketplace.
- **Product Liability** KOTA maintains a significant amount of product liability insurance. While no claims have been made or currently exists against the company, KOTA is at risk of product liability suits being levied. Such suits could have a materially negative impact on the future viability of KOTA.
- **Loss of corporate knowledge.** At this time, KOTA is managed by a small group of executives and production staff representing significant corporate knowledge, production process knowledge and intellectual property. Incapacitation, loss or death of any current staff member may negatively impact KOTA's operations, materially affecting the viability of the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael P. Maloney, 49.0% ownership, KOTA Membership Units

Classes of securities

- KOTA Membership Units: 965,734

Voting Rights:

The holders of KOTA Membership Units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of KOTA Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the KOTA Membership Units are subject to and may be adversely affected by the rights of the holders of any prior series and any future offering of units.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Non-Voting Membership Units: 0

  Voting Rights The holders of Non-Voting Membership Units are not entitled to vote on any matter except as required under applicable law.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Non-Voting Membership Units are subject to and may be adversely affected by the rights of the holders of any prior series and any future offering of Units.

  The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of KOTA Non-Voting Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of advisors or directors, changes to KOTA's governance documents, future offerings, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in KOTA could be diluted due to KOTA issuing additional units. In other words, when KOTA issues more units in any subsequent capital raise, the percentage of KOTA that you own will decrease even though the value of KOTA may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a subsequent offering (such as another crowdfunding round or angel investment).

If we decide to issue more units an Investor could experience dilution with the total percentage an investor owns being less than before. The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of KOTA or

expecting each units to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by KOTA. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

KOTA has sold product and generated revenue since our founding in 2012. Revenue grew at an average of 99% year-over-year for our first 3 years (2012-2015). In 2016 the lease on our initial factory expired. A new owner of that property wanted triple our rent so staying was not an option. We were forced to move to a new location in 2016 which had a significant (negative) impact on revenue. As a result, 2016 revenue declined by 29% and we incurred additional costs related to the move, some of which were financed by an SBA loan.

We did not restore full operational functionality until 2Q 2017 (spray booth functional and certified), however, our revenue rebounded with 32% growth. During 2017 we also cut our burn rate by 21% from 2016, returning a large degree of operational efficiency.

During 2017 we paid off the lease on our Joos hot press and purchased the unit. We now own all of our manufacturing equipment outright. Other than some additional small tooling, KOTA is fully scalable with our current equipment.

Financial Milestones

Now that KOTA is in a new and scalable factory location, we believe we can return to

100% or greater revenue growth if fully capitalized in this financing round. KOTA's market has matured with more clarity, our website (major upgrade in late 2015) is fully functional, and we've established relationships with larger CoBrand partners and specialty big-box retail.

KOTA has the equipment and processes in place to scale rapidly. As sales volume grows we will need more production labor and the ability to expand our WIP inventory. Production personnel training time is short. Historically we've been able to scale production labor nearly concurrent with sales growth. We believe this approach is adequate for the near term.

We anticipate that marketing spend will be the most significant increase to overhead post-capitalization. Management believes that all major components are in place for significant growth. We believe KOTA's revenue growth going forward will be highly correlated to our marketing budget and activities.

Future management needs of the company to scale would include the addition of a contract or part-time CFO and increased hours allocated to general ledger/bookeeping. We may also desire to hire a full time marketing or digital marketing lead.

KOTA needs to slightly more than double our revenue to achieve cash flow in the near term. We believe that, fully capitalized for aggressive marketing combined with the impact of our electric boards on gross profit, KOTA can achieve or come close to cash flow within 12-18 months. Timeframe is dependent upon the timing of capitalization and our ability to increase marketing activities as it relates to the summer and Christmas selling seasons.

Sustainable profitability with additional management positions filled and a sustained, meaningful marketing budget will require additional revenue growth.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. The intent of this offering is to capitalize the company to achieve cash flow in the near term. KOTA's operation is intentionally lean.

At such time that the company achieves cash flow, we expect to have additional clarity regarding the effectiveness of marketing activities on our various product lines and channels to market. Additional capital may be required to further grow the company, fund additional product development, increase KOTA's non-production product lines (i.e., apparel) and/or establish international distribution.

Additional capital raises may be required, however, options to finance the company may include resources other than the sale of equity. Management does anticipate leveraging other non-equity crowdfunding campaigns to raise capital for product line expansion.

Indebtedness

At the end of 2017 the Company had two outstanding notes. The first was the remaining balance of a 401k note from Mr. Maloney ($12,000 remaining, 12.75%, maturing in March, 2019). The second was a SBA note ($73,000 remaining, 5.75%, maturing in June 2024). In June, 2018 the debt was re-structured as a note to Nicole Maloney for $81,723.36 at 5.75%, maturing in May, 2023. The Company also carries approximately $65,000 in credit card balances. As sales volume increases, Management plans to pay down these balances as aggressively as possible. Loan Payable In June of 2018 the Mr. Maloney personally paid off the loan balances to the SBA and the Maloney 401k note and re-structured that debt into a note payable to Nicole Maloney. The loan bears interest at 5.75% with a term of 5 years and matures in May 2023. The loan requires payments of $1,570 per month. It is collateralized by substantially all assets of the Company. Future minimum principal payments on this loan is as follows as of June, 2018: 2018: $ 10,815 2019: $ 15,164 2020: $ 16,059 2021: $ 17,007 2022: $ 18,011 2023: $ 4,667 Total: $ 81,723

Recent offerings of securities

- 2013-02-15, Regulation D, 125000 KOTA Membership Units. Use of proceeds: Labelled under cap table as KOTA Seed Round. Use of capital was to move into our first factory, obtain larger scale manufacturing equipment and establish commercial operations.
- 2014-09-15, Regulation D, 139118 KOTA Membership Units. Use of proceeds: Labelled under cap table as KOTA Series A. Capital for expansion and growth.
- 2015-07-27, Regulation D, 109170 KOTA Membership Units. Use of proceeds: Labelled under cap table as KOTA Series B. Capital for expansion and growth.
- 2016-06-15, Regulation D, 160698 KOTA Membership Units. Use of proceeds: Labelled under cap table as KOTA Series C. Capital for factory move, re-establishment of operations, tooling for scale-up and hiring of a full-time Production Manager.
- 2017-09-15, Regulation D, 34408 KOTA Membership Units. Use of proceeds: Labelled under cap table as KOTA Cash Call. Capital to cover operations and overhead.

Valuation

$3,090,348.80

KOTA has had sales and generated revenue since our founding in 2012. KOTA's revenue has increase every year except 2016 when sales were negatively impacted by our factory relocation. KOTA now has three channels to market, all of which are growing, a scalable factory, established manufacturing processes, a growing portfolio of intellectual property and a maturing brand. We also own all of our major equipment outright. We believe that KOTA can achieve revenue of $2-5M over the next 4 years. The valuation reflects both the tangible and intangible assets of the Company and our

expected ability to grow revenue in the near term if fully capitalized. It is solely the opinion of the Company as to what would be fair market value and we have not undertaken any efforts to have a third party produce an independent valuation.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$106,998
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9,400	$100578
Use of Net Proceeds:		
R& D & Production		$10,578
Marketing		$30,000
Working Capital	$9,400	$6,0000
Equipment Purchases	0	0
Factory Improvements	0	0
Total Use of Net Proceeds	$9,400	$100,578

We are seeking to raise a minimum of $10,000 (target amount) and up to $106,998 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us at least 24 months and plan to use the net proceeds of approximately $100,578 over the course of that time as follows:

Marketing ($30,000 over 3+ months)

Working Capital including additional management staffing ($60,000)

R&D primarily of electric board systems ($10,578)

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: (a) additional R&D to expand current product lines or establish additional product lines. (b) additional equipment purchases such as a larger air compressor and/or a CNC machine to enable us to automate board shaping, produce POP displays and create new products for sale. (c) factory space improvements.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to KOTA, its officers or directors.

Compliance failure

KOTA has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to KOTA Members via the KOTA website at www.kotalongboards.com/contact/. KOTA annual reports available within 120 days of the end of KOTA's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KOTA Longboards LLC

[See attached]

KOTA Longboards, LLC
A Colorado Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

KOTA Longboards, LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements as of December 31, 2017 and 2016 and for the years then ended	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members' Equity (Deficit)	4
Statements of Cash Flows	5
Notes to Financial Statements	6–11

To the Members of
KOTA Longboards, LLC
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of KOTA Longboards, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
DATE

KOTA LONGBOARDS, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,014	$ 26,011
Inventory	28,557	11,577
Other current assets	1,525	828
Total Current Assets	31,096	38,416
Non-Current Assets:		
Property and equipment, net	26,477	36,332
Deposits	16,850	13,000
Total Non-Current Assets	43,327	49,332
TOTAL ASSETS	$ 74,423	$ 87,748
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 68,832	$ 62,742
Accrued expenses	3,579	4,296
Deferred revenues	4,000	-
Other liabilities	1,000	-
Lease payable	-	3,760
Short-term note payable	667	6,500
Notes payable - related party, current portion	10,749	10,303
Loans payable, current portion	8,754	6,792
Total Current Liabilities	97,581	94,393
Long-Term Liabilities:		
Notes payable - related party, net of current portion	1,909	13,508
Loans payable, net of current portion	66,449	15,589
Total Long-Term Liabilities	68,358	29,097
Total Liabilities	165,939	123,490
Members' Equity (Deficit):	(91,516)	(35,742)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 74,423	$ 87,748

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 199,314	$ 154,644
Costs of net revenues	(235,253)	(253,403)
Gross profit/(loss)	(35,939)	(98,759)
Operating Expenses:		
General & administrative	171,898	205,416
Sales & marketing	53,001	60,408
Total Operating Expenses	224,899	265,824
Loss from operations	(260,838)	(364,583)
Other Income/(Expense):		
Other Income	11,550	16,735
Interest expense	(14,265)	(11,339)
Interest income	1	17
Total Other Income/(Expense)	(2,714)	5,413
Provision for income taxes	-	-
Net Loss	$ (263,552)	$ (359,170)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Members' Equity (Deficit)
Balance at January 1, 2016	$ 163,428
Capital contributions	160,000
Net loss	(359,170)
Balance at December 31, 2016	$ (35,742)
Capital contributions	$ 207,778
Net loss	(263,552)
Balance at December 31, 2017	$ (91,516)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (263,552)	$ (359,170)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	9,855	10,773
Changes in operating assets and liabilities:		
(Increase)/Decrease in other current assets	(697)	869
(Increase)/Decrease in inventory	(16,980)	24,813
(Increase)/Decrease in deposits	(3,850)	(6,750)
Increase/(Decrease) in accounts payable	6,090	41,616
Increase/(Decrease) in accrued expenses	(716)	1,612
Increase/(Decrease) in other liabilities	1,000	-
Increase/(Decrease) in deferred revenues	4,000	-
Net Cash Used In Operating Activities	(264,850)	(286,237)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	58,832	22,381
Principal payments on loans payable	(6,011)	-
Repayments on note payable - related party	(11,153)	(9,878)
Principal payments on lease payable	(3,760)	(5,171)
Proceeds from short-term loan	-	6,500
Repayment of short-term loan	(5,833)	-
Capital contributions	207,778	160,000
Net Cash Provided By Financing Activities	239,853	173,832
Net Change In Cash	(24,997)	(112,405)
Cash at Beginning of Period	26,011	138,416
Cash at End of Period	$ 1,014	$ 26,011
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 14,265	$ 11,339
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

KOTA Longboards, LLC (the "Company"), is a limited liability company organized May 17, 2012 under the laws of Colorado. The Company manufactures and sells premium longboard skateboards and apparel.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations. Inventory balances as of December 31, 2017 and 2016 are as follows

	2017	**2016**
Raw materials	$19,230	$11,577
Work-in-progress	4,210	-
Finished goods	5,426	-
Total inventory	$28,866	$11,577

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (currently 3-7 years).

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2017 and 2016, no property and equipment or intangible assets have been impaired.

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	2017	2016
Leasehold improvements	$ 13,213	$ 13,213
Equipment	40,434	40,434
Software	5,463	5,463
Office equipment	4,660	4,660
Total property and equipment	63,770	63,770
Less: Accumulated depreciatioı	(37,293)	(27,439)
Property and equipment, net	$ 26,477	$ 36,331

Depreciation expense totaled $9,855 and $10,773 for the years ended December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes merchant fees in costs of goods sold. The Company records cash received in advance of revenue recognition as deferred revenue.

Costs of Net Revenues

Costs of net revenues include the cost of trainers and inventory sold throughout the year, merchant fees, insurance, rent, utilities and depreciation on equipment.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $263,552 and $359,170 for the years ended December 31, 2017 and 2016, respectively, has been generated profits, has current liabilities exceeding current assets by $66,485 as of December 31, 2017, and the Company has severe liquidity issues with just $1,014 as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS PAYABLE

Capital Lease

In 2014, the Company financed an equipment purchase under a capital lease arrangement for $15,000, with imputed interest of 10.7%. The lease required monthly payments of $489 for its 36 month term. The balance due under this lease as of December 31, 2016 was $3,680, and was repaid on schedule in 2017. Interest expense on this lease for the years ended December 31, 2017 and 2016 was $707 and $153, respectively.

Loan Payable

In November, 2016, the Company entered into a 10-year loan agreement with a bank. A total of $22,381 was drawn upon this loan as of December 31, 2016. An additional $58,832 was drawn on the loan during the year ended December 31, 2017. The loan bears interest at 5.75% initially, subject to adjustment to WSJ Prime plus 2.25% after five years. The loan has a term of 10 years and matures in November 2026. The loan requires payments of $1,041 per month after interest only payments for the first 3 months. It is collateralized by substantially all assets of the Company and has an SBA guarantee on 85% of the loan balance.

The outstanding balance as of December 31, 2017 and 2016 was $75,203 and $22,381, respectively. Interest expense on this loan totaled $3,862 and $107 for the years ended December 31, 2017 and 2016, respectively.

Future minimum principal payments on this loan is as follows as of December 31, 2017:

2018	$	8,754
2019		8,903
2020		9,429
2021		9,986
2022		10,575
Thereafter		27,556
Total	$	75,203

NOTE 5: MEMBERS' EQUITY

The Company denotes its membership interests in membership units. During 2016, the Company issued 69,869 membership units for total capital contributions of $160,000. During 2017, the Company issued 207,778 membership units for total capital contributions of $207,778. As of December 31, 2017 and 2016, the Company had 932,198 and 840,497 membership units issued and outstanding, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

Related Party Loan Payable

In June 2014, the Company's CEO and managing member loaned the Company $50,000 under a loan agreement with a five-year term, bearing interest at 12.75%, and requiring quarterly payments of $2,788. As of December 31, 2017 and 2016, $12,658 and $23,811, respectively, was outstanding under this loan obligation. Future principal payments due on the loan total $10,749 for 2018 and $1,909 for 2019. Interest expense on this loan for the years ended December 31, 2017 and 2016 was $849 and $1,276, respectively.

NOTE 7: LEASE OBLIGATIONS

In August 2016, the Company entered into a lease agreement for manufacturing space. The lease term is from September 1, 2016 to September 30, 2019. Monthly lease obligations under the lease ranged are $3,850 per month. Rent expense for the years ended December 31, 2017 and 2016 totaled $44,200 and $43,825, respectively. Future rent obligations under this lease agreement are $46,200 for 2018 and $34,650 for 2019.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through March 9, 2018, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KOTA Longboards is pending **StartEngine Approval.**


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Raised of $10K - $1.07M goal

KOTA Longboards
This isn't your kid's longboard!
Small OPO · Denver, CO · Consumer Products · Accepting International Investment

Overview Team Terms Updates Comments Share


Electrify
YOUR LIFESTYLE






Spitfire
Mk V
Electric




NO GRIP TAPE
FEATURING
KOTA grip
KOTA STANDARD ISSUE
REQUIRED

KOTA Longboards

KOTA doesn't just make a better longboard, we bring the value, quality, performance and brand that makes skate attractive to the active lifestyle market.

We get it. For years longboarding was for people who bomb down hills with reckless abandon. Boards were built for downhilling and sliding. The skate culture promoted it - so the ridership followed suit.

But a new ridership has emerged - older, experienced, more discriminating yet full of youthful enthusiasm and hungry for new, fun and invigorating activities. KOTA has re-engineered the longboard with that rider in mind. One who appreciates quality and performance, and who desires a street-skiing or land-surfing experience.

KOTA's electric boards are raising the bar in what riders expect from their eBoard too. We believe our superior performance, ride and style fit hand in glove with the new urban lifestyle. This exciting new market brings even more opportunity for explosive growth to KOTA.

Young, old, male, female - the demographic that KOTA reaches is broad and diverse. We have a common connection to all that the KOTA brand stands for, a love for adventure and a desire to be unique!

PLEASE JOIN US ON THIS JOURNEY From our humble beginnings in our garage, we've established a highly efficient production process in a scalable factory. We have three growing channels to market, Direct, CoBrands and Retail. We believe our conventional and electric longboards, together with the KOTA brand are transforming the skate lifestyle into one that appeals to a clientele that would likely never step foot in a skate shop.

With this StartEngine campaign we're looking for investors who are passionate about recreation and the outdoors to join our team. Together we can keep KOTA on a rapid growth trajectory and build a powerful active lifestyle brand.

Let's add some stoke to the active lifestyle community!

INVESTMENT
Equity | Minimum $400 investment
$3.20 per Non-Voting Membership Units | When you invest you are betting the company's future value will exceed $3.1M.

INVESTOR PERKS*
All Investment Levels will receive:

- A KOTA Membership Unit Certificate and a KOTA Coffee mug
- Early Bird access to specials on new KOTA products.
- Option to become a KOTA Affiliate and receive a dividend for sales of KOTA products (5% of net revenue).

Invest $400 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (15 sales over $300).
Invest $1,000 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (10 sales over $300).
Invest $10,000 and receive and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).
Invest $15,000 and receive a sponsored trip to KOTA in Denver, CO ($1,000 max) to meet KOTA's Founders, your own KOTA Longboard and longboard lessons from KOTA Escadrille team riders. You also have the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).
**All perks occur after the offering is completed.*


These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

"KOTA isn't just a longboard, it's identity, passion, and the pursuit of excellence." - Tim Terry (50), Virginia Beach, VA

Virginia Beach, VA



Veteran owned | Manufactured in the U.S.A. from American materials | Handcrafted in Denver, Colorado

What really inspires us is **YOU** because we believe you are all pilots, race car drivers, adventurers and explorers!

Hear It From Our Customers



Kevin Donoghue
SPARTAN Pro Team
SPARTAN World Champion

"I wanted to get back into longboarding for years but was totally unimpressed with the lack of quality and style of the boards I was seeing. That's when I saw my first KOTA. I was blown away by the classic beauty, lines and craftsmanship. It was what I had been searching for so I ordered my first, a SPAD XIII American Flag print. When I first opened the box, I was immediately impressed by the clear coat grip and its durable light weight. What I couldn't expect was how good it would feel under foot! It handles and performs so well that It revolutionized how comfortably aggressive I could carve. Now I like travel to places where I can have fun riding my boards with confidence, class and joy."



Angela Hemmen
Wounded Warrior Project
Jacksonville, FL

"KOTA is freedom to me. Freedom from the craziness of life, from the business of the world, from the difficulties we all face. Freedom from the standard day to day routine of life. Freedom to fly, go fast, go slow and focus only on the wind in your hair. Learning to skate has been a dream of mine for many years. My KOTA board has given me the opportunity to experience incredible moments, discover fun downhills in the road and new places. I ride my KOTA to run errands, go to a friend's house or just to escape for a little while. My best days are when I get to take my KOTA out and just fly. When I'm on my KOTA longboard I feel happy and free. I feel empowered to take on the world. I feel happy to be alive and in this moment."



Emily Martini
South Metro Denver Chamber of Commerce

"I had always wanted learn to longboard, but when I was young I was too afraid to jump on a board because I had been told it was dangerous! Nothing could be further from the truth! Mike taught me to ride in an afternoon a couple years ago and I haven't stopped since. When I'm on my KOTA longboard, I feel strong and free, relaxed and focused. I ride whenever I can, in between meetings at the office, waiting for my son to get home from school, or early on a Saturday morning before the rest of the family is awake. I am a super active woman, skiing and mountain biking are a huge part of me, but they take hours. I can longboard anytime and anywhere. That is why I ride. That is why I love KOTA."

Why Enter The Electric Board Market?



We realized that eBoard makers are generally battery companies. They've done a masterful job of miniaturizing a battery power plant and designing various drive trains to power a skateboard. However, it seems to us that they stopped there without due consideration for the ride-ability of their product.

In essence, in our opinion, eBoard makers have created the sports car engine but without the sports chassis, suspension and body, it's not a sports car. **With KOTA, you get the whole package**. We believe that as performance gains on electric motors plateau resulting in less and less differentiation between eBoard manufacturers, the market will split in two. At the bottom it will be a race to cheap, commodity product. At the top, sales will be driven by **value, quality and brand**. That's KOTA's domain and we have a significant head start!

At KOTA, we understand that the eBoard rider is now using the electric as more than a novelty. Now this growing market is **commuting, recreating and traveling on eBoards**. Having started as a conventional longboard manufacturer, **KOTA's approach has always been to focus on giving the rider all of the qualities that they want** - aesthetic, performance, comfort, ease of use, etc. - in any of the gear they buy for their active lifestyle.

"This thing is absolutely badass."- Thrillist

Our Products Are Different From the Rest

Electric Board Market



Competition: Boosted

- *retail $1,600-$1,700*
- *9-12 mile range*
- *topside grip tape*



Us: KOTA Spitfire Mk V

- *retail $1,299*
- *15-17 mile range*
- *KOTAgrip + top & bottom graphic*

Longboard Market



Competition: Loaded Dervish

- *retail $333 complete*
- *topside grip tape*
- *bottom graphic*



Us: KOTA Classics

- *retail $329 complete*
- *KOTAgrip finish*
- *top & bottom graphic*

• no alternative shapes • 3 board shapes for different rides • bamboo construction • Hard Rock Maple construction
• every board a carbon copy • every board is unique • every board a carbon copy • every board is unique

Unique Features



KOTA Electrics

We believe only KOTA can offer a choice of board shapes with your graphic of choice on a motorized, electric longboard. And all with top tier range, speed and re-charge time at a competitive price point.



KOTAgrip Finish

Our proprietary KOTAgrip finish is the only clear, non-porous, gloss grip finish in the marketplace. Grippy even when wet, KOTAgrip gives the rider exceptional control.



Superior Performance

Our boards are engineered with "hyperbolic saddle", a combination of camber and concave that allows turning ability (land surfing) like no other longboard.



Unparalleled Style

We believe KOTA is the only longboard on the market that features a topside graphic. Grip tape is NEVER needed on a KOTA longboard. With KOTA your personal style is always center stage.

"Whether you've wanted to try the sport or are already an avid rider, you will love these longboards."- Robb Report

KOTA Is Cleared For Takeoff!

WE'RE SELLING FUN: How many times has someone asked you "do you want to do something fun" and you said no? At KOTA we specialize in fun. Whether it be riding our traditional longboards or our electric longboards, when we get people to ride KOTA they just don't want to get off. Their joy takes flight and the fear of skating melts away because our boards are easy to learn to ride and specifically engineered for rider comfort and control. No matter what you're on the road to do - commuting, recreating or just cruising around the hood - it's all about having fun!




DO NOT STACK

READY TO SCALE: Since our days in the garage, we've dialed in efficient production processes and make a very consistent, high performance "fun machine". Today we own all of our equipment outright and can produce an estimated 20,000 boards a year in our current factory. With an even blend of eBoards and non-electrics, that volume would generate over $14M in annual revenue with approximately $8M in gross profit. Fully capitalized ($400k minimum), KOTA also has the opportunity to purchase our factory location (without tying up raised capital) and secure long-term stability in our manufacturing environment.

CASH IS KING: Growth is not our problem, cash is. We're raising money now because we need working capital and a marketing budget so we can increase website traffic and conversions on direct sales, capture additional CoBranding relationships and expand into more specialty retailers. We're marching toward cash flow and profitability with multiple sales channels and a diversified product line (conventional longboards and electric boards) that are already growing. The market is there, we need capital to go and get it.



Milestones







Recreation, commuting, shopping or just going from here to there, the demographic riding electric longboards has expanded to include professionals, fitness enthusiasts and shoppers. It's becoming a part of the urban lifestyle.

- **GROWTH:** 32% Revenue growth in 2017 while shaving 21% off of our burn rate.
- **KOTA ELECTRIC:** Launched first KOTA electric board, THE SPITFIRE MK V, in late 2017. Scheels (specialty retailer) ordered initial units.
- **KICKSTARTER:** Successful Kickstarter campaign featuring Spitfire Mk V eBoard in March 2018.
- **CO-BRANDING:** CoBrand relationships with Anheuser Busch, Dewey Weber Surfboards, Oakley, Sage Hospitality, Vail Resorts and many others.
- **RETAIL:** KOTA brand picked up by Scheels (specialty retailer) in September 2017. Expansion into seven Scheels locations since February 2018.
- **KOTAgrip FINISH:** KOTA has the only longboard on the market with topside graphic featuring our exclusive clear, non-porous KOTAgrip finish.
- **GRANT WINNER:** Chase Mission Main Street Grant winner selected from over 15,000 applicants to win $150,000 grant from Google & JP Morgan Chase.
- **WOMEN'S OUTREACH:** Established Longboarding Betties women's longboarding club with regular events intended to engage women in recreational longboarding.
- **CSR:** Founded 501(c)3, Carve It For Life!, a PTS healing program focused on recreational stress relief through longboarding.

KOTA LONGBOARDING BETTIES

CARVE IT FOR LIFE!
VETERANS ★ FIRST RESPONDERS ★ FAMILIES

We have many more milestones that have been reached on a surprisingly small amount of investment. In the words of one of our investors, "you guys are incredibly efficient with capital." However, we need capital!

"When I'm on my KOTA longboard, I feel strong and free, relaxed and focused."-Emily Martini (37), Denver, Colorado

We're Influencing A New Type Of Rider



Our family of clients is so excited about riding a KOTA longboard that they send us photos every day.

Our Market

U.S. POPULATION BY AGE



AGE 65+
46M
17%
SKATE SHOP
AGE 9-24
57M
21%
AGE 55-64
40M
15%
AGE 35-54
84M
31%
AGE 25-34
44M
16%
KOTA TARGET MARKET
U.S. Census 2014

TRADITIONAL LONGBOARD DEMOGRAPHIC* AGE 9-24, 93% MALE

We find that skate shops cater to this demographic in terms of atmosphere, culture and style, reflecting the reckless, rebellious youth culture promoted by the skate industry. Our clients consistently tell us that the skate shop 'aura' is alienating to women and others outside of this narrow demographic. Despite this relatively narrow demographic, SIMA quantifies the longboard (hard goods) market at $2 BIL to $3 BIL annually in the U.S. (excluding electric longboards).

* *Surf Industry Manufacturers Association (SIMA)*

ESTIMATED U.S. ACTIVE LIFESTYLE MARKET*



AGE 35-44
16M
AGE 45-54
18M
AGE 25-34
18M
AGE 55-64
16M
68M ADULTS

KOTA MARKETPLACE AGE 25-64, 40% WOMEN

KOTA caters to a much larger segment of the U.S. adult population with women making up approximately 40% of sales.

SIMA quantifies the domestic "Surf Lifestyle" market at 67.5M adults spending $27 BIL annually. Overlapping that market to some extent is the "Fitness Lifestyle" market quantified at 20% of the U.S. adult population (54M people) spending $24 BIL annually on gym memberships alone.

* *This is an estimate made by KOTA based upon market reports available online and the 2017 Surf Lifestyle Market report from SIMA.*

LONGBOARD PRICING BELL CURVE



internet pricing of completes over 39 inches in length
KOTA MACCHI M.40 $275
KOTA PREMIUM LINE $329
mean $269
25th percentile $189
75th percentile $324
Hamboards Billy Lush
Sector 9
Arbor
Original Land Yachtz
Braker Boards Loaded Original
$100
$150
$200
$250
$300
$350
$400

KOTA internal data analysis.

PRICING* (non-electric longboards)

At KOTA we focus on providing value to the marketplace. Our pricing is determined not only by margin, but by the real and perceived value of our products and brand. Our longboard products are priced between the 50th and 75th percentiles for longboards over 38" in length.

At KOTA we have a saying, ***"Money chases value, value never chases money."*** We live by that tenet.

* *Data for this chart was compiled by KOTA from an analysis of online pricing on several web distributors such as zumiez.com and nordboards.com*

"Performance, quality, brand and styling is where KOTA Longboards dominates the market. All of this ties back to the rich history and values the company is based on."- Huffington Post

---

Our Brand



BE BOLD
BE BRAVE
BE CONFIDENT
BE YOU!
KNIGHTS OF THE AIR
PLANET 720

Forged in the skies over France in 1914, the Knights of the Air code mirrors the Chivalric Code from medieval times. It defines our conduct in all aspects of our lives, our relationships and in business. Simply put, KOTA stands for holding ourselves to a higher standard in all that we do.

HONOR

High moral standards of behavior.

At KOTA we hold ourselves to a higher standard of conduct. It drives how we engage in business partnerships, treat our colleagues and serve our customers.

COURAGE

Mental or moral strength to venture, persevere and withstand danger, fear or difficulty.

We are resolved to create a profitable business, facing the challenges of an entrepreneurial venture with determination and accountability.

INTEGRITY

Firm adherence to a code of especially moral or artistic values: incorruptibility.

KOTA exists to show others how a timeless and quality brand is created. Bearing the scars from exploitative people, we settle for nothing less than the win-win.

ESPRIT DE CORPS

The common spirit existing in the members of a group, inspiring enthusiasm, devotion and strong regard for the honor of the group.

"And Crispin Crispian shall ne'er go by, From this day to the ending of the world, But we in it shall be remember'd; We few, we happy few, we band of brothers." - Shakespeare, Henry V

The KOTA Team





Let's Build Something Exceptional Together!



Dear Investors,

We truly believe KOTA is at a tipping point. We've battled through all number of challenges to build a manufacturing company in the U.S. Now we have a factory capable of scaling aggressively, a multi-channel pipeline of business with plenty of growth potential, and a new, kickass product in the Spitfire Mk V electric. The KOTA brand has matured and we've carved out a place in the active lifestyle market.

In keeping with the KOTA code, we hold ourselves to a higher standard in all that we do, every day. We've been lucky to have the support of a wonderful, passionate and growing group of people that want to see KOTA succeed. Now, we're proud to give them and newcomers to KOTA a chance to invest and join us on this journey. We take our role as stewards of your investment very seriously because you deserve the most from your investment in us.

We've got the right team in the right place at the right time to take KOTA to a new level. Join us now and let's light this candle!

It's your life, Carve It!

Nikki Maloney M.P.Maloney

Growth And A Factory Move



Revenue Growth (2013 - 2017)
$250k
$200k
$150k
$100k
$50k
2013
2014
2015
2016
2017
2017 revenue growth 32%
21% reduction in burn
factory move & re-establishment of full scale ops
2016 revenue direct result of factory move
2018 Outlook
Expansion into multiple Scheels locations
with both conventional and KOTA eBoards
Attracting new CoBrand Partners
such as Beyond, Leupold, CrossFit and others
Launch of Spitfire Mk V Electric
successful Kickstarter campaign in March 2018
Fully capitalized with Marketing Capital
we anticipate > 100% revenue growth

KOTA started on a tear nearly doubling our revenue each year. In 2016 we needed to find a larger, more scalable facility and moved our operation to a new factory. Moving equipment is easy but factory moves have a huge impact on sales and revenue due to the uncertainty of production disruptions. Even though we didn't have full operational functionality until the second quarter of 2017, we still rebounded with 32% revenue growth.

Capitalized from StartEngine, KOTA can again be doubling our revenue year-over-year or more. We've matured our market channels and can scale rapidly.



Future Outlook

In the early years we were pioneering the skate lifestyle into a new demographic. Today, longboard skate is on the radar of the mainstream action sports and active lifestyle consumer. From fitness enthusiasts to surf, ski, snowboard, bike lifestyle participants, KOTA offers the kind of new, fun, youthful and exciting activity they're looking for.

Impact Of The KOTA Electric

We were already on a path to profitability but we believe the introduction of the KOTA Spitfire Mk V and P-51 Mustang electrics will get us there even sooner. Our gross profit on an electric (in dollars) is 5 times the gross profit of our non-electric longboards.



Revenue Projections 2018 - 2022 (Fully Capitalized)
units sold
revenue
14k units
12k units
10k units
8k units
6k units
4k units
2k units
$12mm
$10mm
$8mm
$6mm
$4mm
$2mm
2018
2019
2020
2021
2022
impact of adding additional CoBrands (more Anheuser Busch brands, CrossFit, etc.)
non-electric unit sales
revenue growth
electric unit sales
small increases in eBoard sales have large impact on revenue growth.
2018 Growth
Fully capitalized with Marketing Capital
Direct Sales
eBoard Sales
CoBrands

"I've skated for 45 years and nothing comes close to the quality, craftsmanship, passion and love that go into every product."- James Herrera (49), Colorado Springs, Colorado

---

More About KOTA From Our Investors And Clients









Jeff Ludwig
KOTA Investor
Denver, CO

"I could see from the start that KOTA had a really interesting brand story and top-notch product. My stepson rides and informs me that KOTA has the best performing longboards in the industry. Now I ride too! When I choose an investment, it's all about the team. KOTA's a veteran owned business that takes great pride in reaching out and working with the community. When you visit the factory and show room you're treated like family, you get a tour of the latest and greatest designs and the goings on with the company. I'm a pretty active investor and have worked with Mike and Nikki extensively. I trusted my money with them because they're simply some of the most professional, honest, hard working and determined people I've ever met."



Sabine Sanchez
Sr. Operations Engineering Tech,
Concho, Midland, TX

"Longboarding teaches the lessons of life. Sometimes things come naturally, easily. Sometimes it takes just one try. Other times, you fall. Riding my U.S. Flag – Freedom! board teaches me to push harder, adjust and breathe. I acknowledge the risk but pursue being fearless. Why? Because the reward you will feel is worth it. You walk, I KOTA Longboard. I fell in love with KOTA Longboards because it's veteran owned, American and skillfully made. Their designs are rolling works of art, made for every age group and are just all around fun. I've had the pleasure of seeing both sides of KOTA Longboards, giving back to our nation's finest as well as for purchasing my own board. "It's your life – Carve It." couldn't have been a better slogan."



Mario Cabral
Elementary School Teacher
Calgary, Alberta, Canada

"I ride with my family every single day weather permitting so my KOTA longboards are a pretty big deal. I couldn't guess at how many kilometers I put on my boards in a summer but it's a pretty big number. And it's not just about the boards. It's also what you do for veterans and what you've done for me. I've had several longboards before buying my first KOTA so I can confidently say that KOTA is not your typical longboard company and these boards are definitely not your typical longboard. My deepest gratitude to Nikki and Mike. You can bet I'll keep spreading the stoke up here. Mike and Nikki's dedication, tenacity and spirit are felt in these boards. I challenge anyone to find a more beautiful, comfortable, smooth-riding longboard."



James Herrera
National Director of Physical Health and Wellness, Wounded Warrior Project, Colorado Springs, CO

"My boards are a vehicle to freedom, passion and artistic expression. KOTA's a way of life, a family, beauty, sport and fun all wrapped into an amazing work of art. I've skated for 45 years and nothing comes close to the quality, craftsmanship, passion and love that go into every product. My KOTA boards are about expression, status and where I am in the grand scheme of life. Some days I want to pad up, throw on some Zeppelin and bomb the steepest roads I can find. Some days are for cruising, long glides and tasting a sunset. When I walk into a coffee shop after a great skate everyone stops and stares. I'm holding a rocket ship on wheels packaged as a work of art. People want to touch my board, try a glide and know where it came from."



Gaelle Silbermann
Business Productivity Consultant, Spartan Racer

"I love the fact that KOTA is a veteran business. U.S. made awesome products, with folks who treat you in the kindest way. Getting my board customized and getting to discuss the design was such a treat. It feels like the crew that KOTA attracts is a tight-knit, one-of-a-kind community. It doesn't feel like a group of teens (nothing wrong with teenagers!). It feels like a group of grown ups who never forgot what it means to be a child at heart, to feel the wind inyour hair while riding down a quiet street. It's not a competition, it's just a group of people who know how to enjoy themselves."



Tim Terry
Former Virginia Beach SWAT

"I currently own 4! To me, KOTA is not just a longboard -- it's identity, passion, and the pursuit of excellence. I love the fact that KOTA is also a huge Veteran programs supporter. The craftsmanship of these boards cannot be touched by any other maker, period! When I get on one of my boards, it takes away everything that was going on that day and brings me peace. It's therapeutic!!!! You can design a board that fits your personality, one of the many unique things about these boards. Not to mention made here in the good old USA!!! I've got my boards for life and will proudly refer anybody that asks about the best damn longboard manufacturer around, KOTA Longboards!!!!!"



Joe Coniglio
LCol, USAF. Space Acquisition and Program Management, Manhattan Beach, CA

"For our family and where we are in our active lives....its about enjoying the journey, never forgetting to play and feeling the joy of life.....Our KOTA Longboards always get us there!!! It's not just the incredible KOTA product, it's the whole experience - and the experiences we've had on our KOTA longboards have been awesome. The boards are high quality, built with pride and are true pieces of art when being ridden or when hanging proudly on our wall between rides. Definitely jump onboard now!"



Jeff Neese
Mesa Arizona SWAT

"The efforts they take to make a fun product with their longboards was accompanied by their obvious support for military and law enforcement personnel. Being a police officer, this means a lot to me. Today, I own 6 KOTA longboards, two of my children have one each, and we love to get out in the good Arizona weather to show off the style and fun of our longboards. People see us and always ask where we got them and are amazed at the look and style they display. Several of my associates and fiends have purchased KOTA longboards as well and are pleased with them. Thank you Mike, and thank you to all your staff of dedicated service members and civilians who are doing a wonderful thing for the world."



Matty "Dash" Davis
MC-130P Pilot Albequerque , NM

"I first heard about KOTA on ABC News. I really dug KOTA's designs and liked that the company had a veteran and aviation flavor. I'd gotten into longboarding on Okinawa as a means getting around the seawall, but wanted a board that stood out. I got a KOTA Flying Tigers design. The coolest thing was you guys went out of your way to work with me to ship it to Okinawa. When the board got there it was awesome. We asked KOTA if we could do a custom board to commemorate the MC-130P that we flew. We came up with a design and you guys made it happen. I truly appreciate the boards, not only because they're a blast to ride and look cool, but because they're a reminder of one of the best unit's and aircraft I've ever had a chance to be a part of."



KOTA is Founded

Mike & Nikki start KOTA Longboards in their

KOTAgrip

Development of our revolutionary

WINNER! Mission Main Street Grant

We're selected from

Expansion of CoBranding & Retail

Selling in 7 Scheels



P-51 MUSTANG

2nd Generation KOTA eBoard

Launch of the P-51 Mustang



Proposed Expansion of CoBrands (ANTICIPATED)

garage. The dream begins!

May 2012

February 2013

We Move Into Our First Factory

KOTA moves into a commercial factory in the River North (RiNo) Art District in downtown Denver.

KOTAgrip finish.

Fall 2013

July 2014



Outside Magazine Feature

KOTA is featured in Outside Magazine's Gear Guide. Sales jump!

over 15,000 applicants to receive a $150k grant from Chase Bank & Google.

November 2014

Fall 2016



Factory Move

We make the move into a larger factory in the Ruby Hill neighborhood of South Denver.

locations. Open ended CoBranding relationship with Anheuser Busch.

July/August 2017

November 2017

Spitfire Mk V Launch

KOTA enters the electric board market with the Spitfire Mk V. Pre-Orders sell out in weeks, Scheels orders initial units, success on Kickstarter.

featuring larger motors and higher torque.

July 2018

July 2018

Equity Offering on StartEngine!

With a new factory and growing revenue, we're launching our equity crowdfunding campaign to accelerate our growth.

We're working with a major entity on a CoBranding relationship KOTA could see a significant jump in sales volume.

September 2018

November 2018



KOTA eBoard system (ANTICIPATED)

Introduction of a proprietary KOTA electric power plant for a new line of eBoards (code named F-4U Corsair).

In the Press

SHOW MORE

Meet Our Team



Mike Maloney

Manager, Founder and CEO

Mike, our Founder and visionary of the KOTA brand, is a former Navy F-14 pilot and TOPGUN graduate. He's lived and breathed the Knights Of The Air code as a carrier aviator from Kuwait to Iraq to Somalia. He started KOTA with Nikki back in 2012 and has been managing overall operations, sales and capital raises for the company full time since the 'driveway' days 6 years ago. Mike has career-long experience in mission critical leadership, planning and execution. He's the former President/CEO of a Denver-based clean energy technology company spun out from CH2M HILL. Previously, Mike established and managed CH2M HILL's technology investment portfolio where he led many diverse technology efforts, building product and process technologies into functioning businesses. Mike's responsibilities included managing the Intellectual Property for this 27,000 employee firm. Mike's expertise bridges both early stage product commercialization and growth opportunities for product adoption in new and emerging markets. Mike is a former United Airlines Captain and has held several voluntary roles in the non-profit community including Chairman of St. Anthony Health Foundation and Flight For Life. He holds a BS Mechanical Engineering from the University of Colorado and a MS Finance from the University of Denver. Mike's an avid downhill skier, roadbiker, woodworker and family man, riding KOTA longboards daily with his kids.



Nikki Maloney

Founder and General Manager

Nikki is the glue that been holding KOTA's operation together since 2012. It's never hard to find Nikki - just follow the sound of her laugh! She handles customer service, order fulfillment, PR, HR, supply chain and much more on a full time basis. Nikki's an entrepreneur with experience in operations, manufacturing, PR, public policy, and economic development. Nikki's a veteran of the Denver Mayor's Office of Economic Development and International Trade (MOED&IT) where she was an economic development specialist focusing on startups, the high tech sector and development in Downtown Denver, Cherry Creek, Lowry and the Denver Tech Center. Prior to MOED&IT, Nikki worked directly for the President & CEO of CH2M HILL in public affairs. She established a statewide trade organization for the engineering community, worked with the Clinton White House on environmental technology conferences and performed PR, marketing and business development. Nikki has also been active in her community spearheading many change efforts within Denver Public Schools. She also established and served on the boards of Flight for Life, the StEPP Foundation, Safe Routes to School, Collaborative School Committees and more. Nikki holds a BA in Public Policy and History from the University of Denver.



Wick Hardenbergh

Production Manager

Wick started in production at KOTA and due to his skill, hard work and professionalism, rapidly advanced to become our Production Manager. Conscientious, always learning and just down right pleasant to work with, Wick is diligent in maintaining KOTA's high standards of quality and consistency. Wick attended Ohio State University (2012-2016)



Alyssa Sudermann

Social Media

Alyssa has been the purveyor of KOTA's social media presence on a multitude of outlets for the past 2 years. She's a graduate of the University of Northern Colorado with two Bachelor degree's in Journalism and Communication with an emphasis in Public Relations and Advertising and the other in Communication Studies. Alyssa has worked with a Top 500



Sean McGrane

Marketing/Special Projects (non-compensated)

Sean has been involved with KOTA since the early days first as a client, then as a part-time employee helping develop our KOTAgrip finish and assisting with production, and now as an investor in KOTA. After nearly 3 years with Scrum Alliance (2015-2018), he's established Biz Savvy Vets and is galvanizing KOTA's marketing



Charles Dykstra

Marketing/Special Projects (non-compensated)

Charles is KOTA's newest team member having joined KOTA in the past several weeks. He recently left Janus Capital Group after nearly 3 years (2016-2018) to form Biz Savvy Vets with Sean McGrane. Charles received his MBA with an emphasis in Finance from the University of Denver. He's an Army reservist (1998-

State University (2012-2016), majoring in World Economy and Business in the International Studies program. Before joining the KOTA team, he manufactured components for GE turbines at Indy Honeycomb in Northern Kentucky (2017). Wick's been an avid outdoorsman, skier and longboarder for over twelve years and strives to integrate his passion into his work to further the growth of the sport.

has worked with a Top 500 eCommerce company advancing into a senior management position and previously with a medium market radio company in the advertising department. A small business owner herself, she has found that her strengths are communication, social media, networking, and consulting for small businesses. Alyssa is passionate about purpose-driven work and creating sustainable and long lasting relationships through integrity, loyalty, honesty and good ethics. She is engaged with KOTA through her Social Media Company, Alchemy Unmasked (2015-present). She commits approximately 3 hrs per week to KOTA.

and digital marketing efforts. A former Army veteran (1995-2008) with tours in both Iraq and Afghanistan, Sean learned and practiced foundational marketing/advertising skills as a member of the U.S. Army's Civil Affairs and Psychological Operations Command. Sean further honed these tools in various tactical and strategic leadership positions in the civilian world across a variety of verticals including retail, construction, health care and non-profit. Sean has assisted with manufacturing and marketing initiatives at KOTA, helped create KOTA's Denver Public Schools Longboarding program and was instrumental in developing KOTA's Carve It For Life! program.

present) who's served multiple deployments in Afghanistan and Iraq. Charles has over 10 years of experience running marketing campaigns as a Psychological Operations Specialist. As a Combat Engineer he gained project management skills, where he managed projects to ensure that they were completed on time and with limited resources. He has consulted with a local non-profit to develop a strategic plan for growth, and continues to be engaged with special committees to help develop and execute additional strategic initiatives.

Offering Summary

Maximum 33,437 shares* of Non-Voting Membership Units ($106,998.40)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,125 shares of Non-Voting Membership Units ($10,000)

Company	KOTA Longboards LLC
Corporate Address	1400 S. Lipan St., Denver, Colorado 80223
Description of Business	Manufacture, sales and distribution of longboard skateboards, electric longboards and branded merchandise.
Type of Security Offered	Non-Voting Membership Units
Purchase Price of Security Offered	$3.20
Minimum Investment Amount (per investor)	$400

EQUITY INVESTMENT | Minimum $400 investment

$3.20/unit | When you invest you are betting the company's future value will exceed $3.0M.

INVESTMENT PERKS*

All Investment Levels will receive:

- A KOTA Membership Unit Certificate and a KOTA Coffee mug
- Early Bird access to specials on new KOTA products.
- Option to become a KOTA Affiliate and receive a dividend for sales of KOTA products (5% of net revenue).

Invest $400 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (15 sales over $300).

Invest $1,000 and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (10 sales over $300).

Invest $10,000 and receive and receive the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).

Invest $15,000 and receive a sponsored trip to KOTA in Denver, CO ($1,000 max) to meet KOTA's Founders, your own KOTA Longboard and longboard lessons from KOTA Escadrille team riders. You also have the option to get a Personal Coupon Code allowing you to receive a free KOTA electric longboard by directing friends to purchase products on the KOTA website (5 sales over $300).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

KOTA will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Non-Voting Membership Units at $3.20 / unit, you will receive 10 bonus Non-Voting Membership Units , meaning you'll own 110 Non-Voting Membership Units for $320. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: (a) additional R&D to expand current product lines or establish additional product lines. (b) additional equipment purchases such as a larger air compressor and/or a CNC machine to enable us to automate board shaping, produce POP displays and create new products for sale. (c) factory space improvements.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

- We started KOTA because we recognized the time was right for longboard skate to become a mainstream lifestyle activity. We asked ourselves, "Why don't active lifestyle folks skate?" It came down to something pretty simple - the right product and the right brand just didn't exist in the marketplace.
- KOTA started in our driveway in Denver, Colorado and has grown into an 8,000 square foot factory capable of producing over 20,000 boards per year.
- We aren't just taking an existing product and making it better, we're making the RIGHT product for a vastly larger market.
- Our family of clients represent a growing segment of the active lifestyle, surf – ski - fitness and outdoor lifestyle sectors that are adopting longboarding as a part of their daily activity.
- KOTA boards are built for rider control and energy management through carve and traverse street surfing. Our clients get a surfing or skiing experience on pavement that's physically invigorating and mentally relaxing. All with confidence that theyare the master of their ride.
- Innovation is our mission, performance is our passion and style - always style - is a staple of every KOTA product.
- We've developed the industry's first clear, non-porous grip finish. KOTAgrip stays grippy even when riding in rain or wet conditions and will last the lifetime of the board.
- Our KOTA simulator is an invaluable training tool and interactive point of purchase display for retailers and cobrand partners.
- And now we've entered the growing electric board market by introducing the KOTA Spitfire Mk V.
- KOTA is the onlycompany who can offer a high performance ride, choice of board shape with any KOTA graphic on the top of your eBoard featuring best-in-class battery, motor and components.
- With KOTA, the eBoard market finally has the complete package combining body, chassis, suspension and motor into the Ferrari of eBoards.
- KOTA is on track to exceed $1 million in cumulative sales in 2018.
- Our market has expanded to co-branding with major brands such as Anheuser Busch, Sage Hospitality, Oakley, Subaru, Vail Resorts, Dewey Weber Surfboards, and many more.
- In the fall of 2017 we established a retail relationship with Scheels and are expanding into more stores this spring.
- The co-brand and retail relationships we have today make it likely we'll more than double our sales this year.
- KOTA is at a tipping point and we need capital to finance the growth, increase our marketing activities and continue with performance and style innovations on our drive to profitability.
- With your investment in KOTA, you'll be a part of one of the most exciting U.S. manufacturing startups - and owner of a rapidly emerging aspirational lifestyle brand with the most innovative product line in the skate market.
- You'll also have early bird access to future KOTA innovations and new products – and the opportunity to get a free KOTA Spitfire Mk V of your own.

- Invest in KOTA and join us in creating a truly special brand.
- KOTA Longboards. Investment Opportunity on Start Engine.

Video 2

Kota Longboards: Knights of Spitfire

All men dream, but not equally. Those who dream by night in the dusty recesses of their minds wake up in the day to find it was vanity. But the dreamers of the day are dangerous men, for they may act their dreams with open eyes to make it possible.

KOTA, Knights of the Air. Honor, courage, freedom, expressing the essence of the KOTA brand. It's more than a name. It's a belief, a code of conduct, a commitment that defines the KOTA community. It is infused into every KOTA product. Whether you're new to KOTA or you've been around the company for a while, you know there's something special about this brand and our product.

Every KOTA longboard is engineered for performance and comfort. Camber packs your ride with energy. Concave adds turning responsiveness. Our exclusive clear finish grips shoes and feet without grip tape. The result is a carving ride like no other longboard.

At KOTA, what inspires us is you, because we believe you're all fighter pilots, race car drivers, adventurers and explores.

KOTA longboards. Handcrafted in Denver, Colorado. It's your life. Carve it.

Video 3

[written text]

Style, Performance, Power. Spitfire MkV Kota Electric. Spitfire MkV Kota Electric. Kota Knights of the Air. Handcrafted in Denver, Colorado.

Video 4

[written text]

Spitfire MkV Kota Electric. Performance, Style and Power. Featuring KOTAgrip clear grip finish. Never any grip tape required on a Kota. Range 15-17 miles. Top Speed 22-25 mph. Re-charge time 90 minutes. Only KOTA gives you your choice of graphic design on your electric board. Perfect for the urban lifestyle. Recreation, fitness, and fun or getting where you need to go! The Kota Spitfire MkV.

Video 5

[written text]

Kota on the move! [music plays] Kota Ruby Hill. Kota Longboards 1400 S. Lipan Street Denver, Colorado

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED OPERATING AGREEMENT OF KOTA LONGBOARDS, LLC

This Amended and Restated Operating Agreement of KOTA LONGBOARDS, LLC (this "Agreement") is made and entered into as of March 12, 2015, by and among KOTA Longboards, LLC (the "Company") and the undersigned members (individually as a "Member" or collectively as the "Members").

ARTICLE I

ORGANIZATION

1.1 *Continuation of Limited Liability Company*. The Parties to this Agreement hereby agree to continue the Company as a limited liability company formed pursuant to the Articles of Organization filed with the Office of the Secretary of State of Colorado on May 17, 2012, pursuant to the provisions of the Act, and in accordance with the further terms and provisions of this Agreement. The Operating Agreement of the Company was entered into between the Company and the Founders as of August 1, 2012, (the "Original Operating Agreement"). The Original Operating Agreement is amended and restated by this Agreement. It is the express intention of the Members that the terms of this Agreement shall govern, except to the extent such terms are expressly prohibited or ineffective under the Act, even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended only to the extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

1.2 *Name*. The name of the Company shall be KOTA LONGBOARDS, LLC.

1.3 *Principal Office and Place of Business*. The principal office and principal place of business of the Company shall be 2360 S. Monroe St., Denver, Colorado 80210.

1.4 *Effective Date and Term of the Company*. The effectiveness of this Agreement shall commence on March 12, 2015. The Company shall continue indefinitely unless earlier dissolved as provided in this Agreement.

1.5 *Title to Property*. Title to all property, real or personal, acquired by the Company shall be acquired, held, and conveyed in the name of the Company, unless the Members by a Member Consent otherwise agree.

1.6 *Members*. The Company shall consist of those initial Members party hereto and those additional and substituted Members admitted pursuant to Section 7.2(l) and Article X. Schedule A shall be amended from time to time to reflect the admission of any Member or the removal, withdrawal, expulsion, retirement or death of any Member.

ARTICLE II

DEFINITIONS

2.1 *Defined Terms*. Defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified below. Certain additional defined terms are set forth elsewhere in this Agreement. Unless the context requires otherwise, the singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, and "Article" and "Section" references are references to the Articles and Sections of this Agreement.

(a) "***Act***" means the Colorado Limited Liability Company Act, as amended (Title 7, Article 80, Colorado Revised Statutes).

(b) "***Affiliate***" means any other Person which is, directly or indirectly, through one or more intermediaries, Controlling, Controlled by, or under common Control with the Company.

(c) "***Agreement***" means this Agreement (including any and all Exhibits and Schedules hereto), as it may be amended, supplemented, or restated from time to time.

(d) "***Assign***," "***Assigned***," or "***Assignment***" means, with respect to any Company Interest, or any part thereof, a foreclosure or attachment or to offer, sell, assign, transfer, exchange, give, bequeath, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, involuntarily, or by operation of law. An Assignment shall include the transfer of Control in any Person.

(e) "***Assignee***" means a Person to whom an interest in any Company Interest has been Assigned in a manner permitted under this Agreement.

(f) "***Bankrupt***" or "***Bankruptcy***" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code or like provision of law (except if such petition is contested by such Person and has been dismissed within one hundred twenty (120) days); insolvency of such Person which is finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt, or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereby or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within one hundred twenty (120) days.

(g) "***Bankruptcy Code***" means Title 11 of the United States Code.

(h) "***Business Day***" means all days of the week excluding Saturday, Sunday, and holidays recognized by the State of Colorado.

(i) "***Capital Account***" means the capital account maintained for each Member pursuant to Section 5.4 of this Agreement and Schedule B attached hereto.

(j) "***Capital Contribution***" means any cash or property (valued, for this purpose, at its agreed upon value on the date of contribution as determined by Member Consent) contributed to the Company by a Member and includes any Additional Capital Contribution.

(k) "***Cash Flow***" means, for any period, all gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all expenses of the Company, Debt Service, capital improvements, replacements, and contingencies, all as determined by the Manager and approved by a Member Consent. "Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established by the first sentence of this definition.

(l) "***Code***" means the Internal Revenue Code of 1986, as amended and in effect from time to time (including any corresponding provisions of succeeding law).

(m) "***Company Expenses***" means all reasonable third-party expenses or obligations (including debt obligations) of the Company incurred by the Manager in connection with this Agreement.

(n) "***Company Interest***" means the interest of a Member in the Company, whether held by such Member or an immediate or subsequent Assignee thereof, including, without limitation, such Member's right (a) to a share of Company allocations and distributions (including in kind distributions), (b) to vote, consent, or withhold consent with respect to any Company matters, and (c) to participate in the management of the business and affairs of the Company in accordance with this Agreement.

(o) "***Controlling***," "***Controlled***," and "***Control***" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(p) "***Deficit Capital Account***" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the Company's taxable year, after giving effect to the following adjustments:

(1) Credit to such Capital Account (i) any amount which such Member is obligated to restore, under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, including, but not limited to, the unpaid principal balance of any promissory note (of which the Member is the maker) contributed to the Company by the Member (other than a promissory note that is readily tradable on an established securities market), (ii) the amount of such Member's share of Company minimum gain (as determined in accordance with Sections 1.704-2(g)(1) and (g)(3) of the Treasury Regulations), and (iii) the amount of such Member's share of partner nonrecourse debt minimum gain (as determined under Section 1.704-2(i)(5) of the Treasury Regulations); and

(2) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations.

The foregoing definition of "Deficit Capital Account" is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(q) "***Disposition***" means the sale, exchange, extinguishment, cancellation, retirement, repayment, redemption, termination, lapse, transfer or other disposition of all or any portion of, Company assets.

(r) "***Distributions***" means, for any Member as of any date, the cumulative amount of cash and the fair market value (as agreed to by Member Consent) of any other property distributed to such Member pursuant to Sections 6.2 and 12.4 hereof as of such date, reduced by any liabilities assumed by such Member in connection with such distribution or secured by any Company property distributed to such Member.

(s) "***Economic Interest***" means the interest of a Member solely to a share of Company allocations and distributions in accordance with this Agreement and does not include any rights described in (b) or (c) of the definition of Company Interest set forth above.

(t) "***Fiscal Year***" means the Company's annual accounting period established pursuant to Section 4.6 hereof.

(u) "***Founders***" means, individually or collectively, Michael P. Maloney.

(v) "***IRS***" means the Internal Revenue Service.

(w) "***Manager***" means Michael P. Maloney, or any successor Manager elected by a Member Consent.

(x) "***Member Consent***" means the consent and/or vote or approval of those Members, not in default under this Agreement at the time such consent or vote is required, holding at least two-thirds (2/3) of the Company Interests of the Members entitled to vote on the matter.

(y) "***Members***" means, individually or collectively, the Founders and Preferred Members, and any other Substituted Members.

(z) "***Person***" means an individual or a corporation, partnership, trust, limited liability company, unincorporated organization, association, or other entity.

(aa) "***Preferred Members***" means, individually or collectively, Members who made a cash contribution to the Company up to the date of execution of this Amended and Restated Operating Agreement dated March 12, 2015, excluding In Kind distributions, or such Assignee of such Preferred Member's Company Interest.

(ab) "***Profits***" or "***Losses***" means, respectively, the income or loss of the Company for each Fiscal Year of the Company, as determined for federal income tax purposes (including each item of Company income, gain, loss, or deduction which is separately stated or otherwise not included in computing taxable income and loss and including gains or losses on Dispositions), with the following adjustments: (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added thereto; and (b) any expenditures of the Company described in Code Section 705(a)(2)(3) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations and not otherwise taken into account in computing Profits or Losses shall be subtracted therefrom.

(ac) "***Substituted Member***" means any Assignee of a Company Interest admitted as a Member under Article X hereof.

(ad) "***Supermajority***" means an aggregate 60% of outstanding units.

(ae) "***Treasury Regulations***" means the income tax regulations promulgated under the Code as final, temporary, or proposed regulations, as amended, supplemented, or modified from time to time (including corresponding provisions of succeeding regulations).

(af) "***Withdrawal***" means a voluntary or involuntary withdrawal of a Member under the Act.

ARTICLE III

PURPOSES AND AUTHORITY OF THE COMPANY

3.1 *Principal Purpose*. The principal purpose of the Company is to engage in the design, manufacture and sale of longboards and other equipment as determined by the Directors. The Company may also, in the discretion of the Directors, engage in any other business or activity permitted by Colorado law.

3.2 *General Authority*. The Company shall have and exercise any and all powers necessary, incidental, or desirable to accomplish the foregoing purposes and business, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out its business and exercise its powers pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

ARTICLE IV

GENERAL ACCOUNTING MATTERS; BOOKS AND RECORDS

4.1 *Books of Account*. True and proper books, records, reports and accounts of the Company shall be maintained by the Company at all times in accordance with generally accepted accounting principles consistently applied. All transactions of the Company shall be entered fully and accurately on the books and records of the Company.

4.2 *Location of Books and Records*. The books and records of the Company shall be kept at the Company's principal place of business. Such books and records shall include: (a) a current list of the full name and last known mailing address of each past and present Member set forth in alphabetical order; (b) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; (e) the accounting books and records and copies of the financial statements of the Company for the three most recent years; (f) minutes of every annual and special meeting of the Members and of any meeting ordered pursuant to the Act; (g) copies of any and all written consents of the Members obtained pursuant to this Agreement or the Act or other documents evidencing a Member Consent; (h) all other documents and records pertaining to the Company; and (i) any and all other documents and records required to be maintained by the Company pursuant to the Act. In addition to the documents and

records described above, the Company shall also prepare and update, and the Members shall certify as accurate, a statement describing (1) the amount of cash and a description and statement of the agreed value (determined by a Member Consent) of property or services contributed to the Company by each Member, and which each Member has agreed to contribute in the future; (2) the times at which or events on the happening of which any Additional Capital Contributions agreed to be made by each Member are to be made; (3) if agreed upon, the time at which or events on the happening of which a Member may terminate such Member's membership in the Company and the amount of, or the method of determining, the distribution to which such Member may be entitled respecting such Member's membership interest and the terms and conditions of the termination and distribution; and (4) any right of a Member to receive distributions which include any return of all or part of such Member's contribution.

4.3 *Inspection of Records*. All books, records, reports and accounts of the Company shall be open to inspection by any Member or such Member's duly authorized representative on reasonable notice and at any reasonable time during business hours, and each Member or representative shall have the further right to make copies thereof, so long as such inspection or duplication does not materially interfere with the duties of any Company employee or agent. The cost of copying shall be borne by the Member. The Member also has the right to obtain from the Company upon written request:

(a) true and full information regarding the state of the business and financial condition of the Company and any other information regarding the affairs of the Company;

(b) promptly after they become available, copies of the Company's federal, state, and local income tax returns for each year; and

(c) a list showing the names, addresses and Company Interests of all Members.

4.4 *Tax Returns and Reports.*

(a) Tax Returns. The Manager shall cause to be prepared and shall sign all income tax returns and reports required to be filed with the IRS and any other applicable government authorities. The Manager shall furnish copies of all returns, reports and associated schedules (including K-1's) to the Members no later than the first day of the fourth calendar month following the Fiscal Year for which the return or report is prepared.

(b) Reports. Within thirty (30) days after the end of each quarter, the Manager shall deliver to the Members a report including (i) the balance sheet of the Company as of the end of such quarter and statements of operations and changes in Members' Capital Accounts, prepared in accordance with generally accepted accounting principles, consistently applied, and (ii) a report of the activities of the Company during the period covered by the quarterly report. The quarterly report shall set forth distributions to the Members for the period covered thereby and the amount of such distribution released from Reserves established in any prior period. Within ninety (90) days after the end of each Fiscal Year of the Company, the Manager shall provide an annual report setting forth an annualized summary of the quarterly reports.

4.5 *Bank Accounts*. Except as otherwise provided in this Agreement, the bank accounts of the Company shall be maintained at such federal insured banking institution as approved by the Manager.

4.6 *Fiscal Year*. The Fiscal Year of the Company for tax and accounting purposes shall be the calendar year.

4.7 *Transfer of Interest*. If an interest in the Company is transferred during a calendar year, all items of income, gain, loss, deduction, and credit allocated pursuant to Article 5 or Article 6 hereof or Schedule B attached hereto shall be allocated between the transferor and the transferee as of the last day of the month in which the transfer occurred. Items of Company gain or loss earned or incurred on the sale, exchange, or other disposition of any Company asset shall be allocated to the Member owning the Company Interest at the time of the closing of such sale, exchange or other disposition of such Company asset.

ARTICLE V

CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 *Initial Capital Contributions*. The Members have contributed to the Company the property upon the formation of the Company or upon execution of this Agreement, as specified on Schedule A attached hereto and incorporated herein by this reference.

5.2 *Additional Capital Contributions*. Members shall not be required to, but may voluntarily upon a Member Consent, make additional Capital Contributions, in excess of the Initial Capital Contributions, to the Company.

5.3 *Capital Accounts*.

(a) Maintenance of Capital Accounts. A Capital Account shall be maintained for each Member in accordance with this Section 5.3 and the principles set forth in Schedule B attached hereto and incorporated herein by this reference. Each Member's Capital Account shall be credited with such Member's aggregate Capital Contributions, such Member's allocable share of Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Schedule B hereto, and the amount of any Company liabilities assumed by such Member or that are secured by any property of the Company distributed to such Member. Each Member's Capital Account shall be debited with the aggregate amount of Distributions to such Member, such Member's allocable share of Losses and any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Schedule B attached hereto, and the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company. The determination and maintenance of the Members' Capital Accounts, and any adjustments thereto, shall be made consistent with tax accounting and other principles set forth in Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b) and the provisions of this Agreement shall be interpreted and applied consistently therewith.

(b) Transfer of Capital Account. Immediately following the transfer of any portion of a Member's Company Interest, the Capital Account of the transferee shall be equal to the Capital Account of the transferor attributable to the transferred Company Interest. Such Capital

Account shall not be adjusted to reflect any basis adjustment under Section 743 of the Code unless the Members make an election under Section 754 of the Code pursuant to Section 5.4, below.

(c) No Interest Accrual. No interest shall be paid or accrued by the Company on balances in Members' Capital Accounts.

(d) Computation of Capital Account Adjustments. For purposes of computing the amount of any item of income, gain, deduction, or loss to be reflected in the Members' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition, and classification for federal income tax purposes, taking into account any adjustments required pursuant to Section 704(b) of the Code and the Treasury Regulations promulgated thereunder as more fully described in Schedule B hereto.

5.4 *Basis-Adjustment Election.* The Members by Member Consent shall elect pursuant to Section 754 of the Code to adjust the basis of the Company's assets for all transfers of Company Interests or distributions of property to Members if such election would benefit any Member or the Company.

5.5 *Withdrawal or Reduction of Capital Contributions*. Except as otherwise expressly provided in this Agreement, a Member shall not receive out of the Company's property any part of such Member's Capital Contributions unless the consent of all Members is obtained.

ARTICLE VI

INCOME AND DISTRIBUTION

6.1 *Allocations among Members*. The Profits shall be divided and the losses, deductions and credits of the Company shall be borne in proportion relative to each Preferred Member's respective Initial Capital Contribution.

6.2 *Distributions of Cash Flow*. Except as otherwise required upon dissolution or liquidation, Cash Flow or assets of the Company shall be distributed, applied, or paid, as follows:

(a) First, an amount of such Cash Flow shall be distributed to the Preferred Members, until each Preferred Member has received aggregate distributions of Cash Flow pursuant to this Section 6.2(a) in an amount equal to each Preferred Member's respective Initial Capital Contribution; and

(b) thereafter, to the Members, pari passu, in accordance with their Company Interests.

ARTICLE VII

ADMINISTRATION OF THE COMPANY

7.1 *Management* The management and control of the Company shall be vested exclusively in the Manager. The Members shall have no part in the management or control of

the Company and shall have no authority or right to act on behalf of the Company in connection with any matter.

7.2 *Authority of Manager.* In accordance with the provisions of the Act and except as otherwise expressly provided in this Agreement, the Manager shall have all rights and powers that may be possessed by a manager under the Act on behalf of and in the name of the Company (i) to carry out any and all of the objects and purposes of the Company and (ii) to perform all acts which he may deem necessary or desirable to accomplish the foregoing, including, without limitation, the following:

(a) To incur and pay all expenses and obligations incident to the operation and management of the Company;

(b) To oversee the day-to-day operations of the Company including, without limitation, maintaining the Company's books and records, opening, depositing to, withdrawing from and maintaining bank accounts in accordance with Section 4.5 hereof, preparing the tax returns of the Company and paying all taxes, assessments and other impositions applicable to the assets of the Company;

(c) To make distributions to the Members in accordance with the terms of this Agreement;

(d) To prepare and cause to be prepared reports, statements and appraisals as required under this Agreement;

(e) To enter into any transactions, contracts, or agreements, including, without limitation, agreements for the management, development, improvement, marketing and sale of the Assets, between the Company and the Manager or a Member;

(f) To sell, transfer, exchange or otherwise dispose of, pledge, encumber, grant any purchase rights, options to purchase, rights of first refusal to purchase, or approve any offer to purchase or exchange all or a material portion of the Assets;

(g) To stipulate to a judgment against the Company;

(h) To institute lawsuits or proceedings involving the Company and make decisions relating to the defense of such lawsuits or proceedings, or settle or compromise any claim or demand of or against the Company;

(i) To bind or obligate the Company as a party, principal, accommodation party, guarantor, or surety for any third party or Member under any note, mortgage, deed of trust, lease, contract, or commercial paper, whether recourse or non-recourse; or prepay or modify the material terms of any indebtedness of the Company existing at the time of such decision;

(j) To merge or consolidate the Company with or into any other partnership or other entity;

(k) To dissolve and windup the affairs of the Company, except as otherwise provided herein or as required by the Act or other applicable law;

(l) To add additional Members for an initial Capital Contribution and corresponding Company Interest as determined by the Manager and approved by a Member Consent; provided, such additional Members' cumulative Company Interests do not result in the

reduction of Michael P. Maloney's Company Interest to less than 51% of the total Company Interests unless so authorized by Member Consent; and

(m) To act for and on behalf of the Company in all matters incidental to the foregoing.

For purposes of this Section 7.2, any of Manager's acts under paragraphs (e) through (l), inclusive, or any of Manager's acts which cause an individual or cumulative economic impact to the Company in excess of $150,000.00, shall require Supermajority Member Consent, executed by the approving Members.

7.3 *Use of Agents*. The Manager may, from time to time, retain any Person to provide services to the Company, but only if the Manager reasonably believes that such Person is qualified to provide such services. The Manager is entitled to rely in good faith upon the recommendations, reports, advice, or other services provided by any such agent.

7.4 *Expenses*. The Company shall be responsible for and shall pay all Company Expenses. All Company Expenses shall be paid out of funds of the Company determined by the Manager to be available for such purpose.

7.5 *Manager*.

(a) Appointment. Michael P. Maloney is hereby appointed as the Manager. The Manager may resign at any time upon written notice to the Company. In the event the Manager resigns, is unable to serve or is removed by the Members, a successor Manager shall be appointed by the Members by a Member Consent.

(b) Removal of Manager. A Manager may be removed at any time by a Member Consent. Removal of a Manager (who also is a Member) shall have no effect on his rights and obligations as a Member.

(c) Compensation as a Manager. The Manager shall be entitled to compensation at such rate as the Members may agree by a Member Consent.

7.7 *Liability for Certain Acts*. The Manager shall exercise the Manager's business judgment in managing the business, operations, and affairs of the Company. Absent fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking, the Manager shall not be liable or obligated to the Members or to the Company for any mistake of fact or judgment, for the doing of any act, or for the failure to do any act in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members. The Manager does not guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. The Manager shall not be responsible to any Member because of a loss of such Member's investment, unless the loss shall have been the result of such Manager's fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking by the Manager.

7.8 *Manager and Member Indemnity*. The Company (but not any Member) shall indemnify and hold harmless each Member and the Manager and their respective members, shareholders, directors, officers, employees and agents (collectively the "Indemnified Party") in the event it was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of any acts or omissions, or alleged acts or omissions, arising out of the activities of the Indemnified Party on behalf of the Company, or in furtherance of the interests of the Company,

against any and all costs, losses, damages, and expenses of any nature whatsoever for which such Indemnified Party has not otherwise been reimbursed (including attorneys' fees, judgments, fines, and accounts paid in settlement) actually and reasonably incurred by the Indemnified Party in connection with such action, suit, or proceeding so long as the Indemnified Party reasonably believed that his actions were within the scope of this Agreement and in the Company's best interests and the Indemnified Party did not act fraudulently, in bad faith, in a manner constituting gross negligence, willful misconduct, or dishonesty or deceit or in knowing breach of this Agreement. The termination of any action, suit, or proceeding by judgment, order, settlement or upon a plea of nolo contendere or its equivalent shall not of itself (except insofar as such judgment, order, settlement, or plea shall itself specifically provide) create a presumption that the Indemnified Party acted fraudulently or in bad faith or acted in a manner constituting gross negligence, willful misconduct, or dishonesty or deceit. The indemnification rights of the Indemnified Party set forth in this Section 7.8 shall be cumulative of and in addition to, any and all rights, remedies, and recourse to which it shall be entitled whether pursuant to the provisions of this Agreement, at law, or in equity.

7.9 *Resignation*. The Manager may resign at any time by giving written notice to the Members. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

7.10 *Vacancies*. Any vacancy in the office of Manager shall be filled by a Member Consent. A Manager elected to fill a vacancy shall be elected for the unexpired term of his, her, or its predecessor in office and shall hold office until the expiration of such term and until his, her, or its successor shall be elected and shall qualify or until the Manager's earlier death, resignation, or removal.

7.11 *No Management by Members*. The Members shall not, in their capacity as Members, take part or interfere in any manner with the management of the Company and shall have no right or authority to act in such management capacity for or on behalf of the Company.

7.12 *Tax Matters Partner*.

(a) Designation. The Manager is hereby designated the Tax Matters Partner.

(b) Limitations on Extending Statute of Limitations. Without the unanimous consent of the other Members, the Tax Matters Partner shall have no right to extend the statute of limitations for assessing or computing any tax liability against the Company or the amount of any Company tax item.

(c) Filing Petitions in Tax Court. If the Tax Matters Partner elects to file a petition for adjustment of any Company tax item (in accordance with § 6226(a) of the Code), such petition shall, unless the Company by a Member Consent determines otherwise, be filed in the United States Tax Court.

(d) Accountants and Lawyers. Any reasonable costs incurred by the Tax Matters Partner for retaining accountants and lawyers on behalf of the Company in connection with any Internal Revenue Service audit of the Company shall be expenses of the Company. Any accountants and lawyers retained by the Company in connection with any Internal Revenue Service audit of the Company shall be selected by the Tax Matters Partner after consultation

with and securing approval of the other Members and the fees therefor shall be expenses of the Company.

ARTICLE VIII

MEMBERS' LIABILITY, RIGHTS AND DUTIES

8.1 *Limitation of Liability*. Each Member's liability shall be limited as set forth in the Act, other applicable law, and this Agreement.

8.2 *Company Debt Liability*. Except as otherwise provided by law, a Member will not personally be liable for any debts or losses of the Company beyond such Member's respective Capital Contribution, except:

(a) a Member is liable to the Company for the difference, if any, between such Member's actual Capital Contributions and that stated in this Agreement as having been made by such Member;

(b) a Member is liable to the Company for any unpaid Capital Contributions that such Member agreed in this Agreement to make in the future at the time and on the conditions as stated in this Agreement; and

(c) when a Member has received the return in whole or in part of such Member's Capital Contribution in violation of this Agreement or the Act, the Member shall be liable to the Company for a period of six years thereafter for the amount of the Capital Contribution wrongfully returned, regardless of whether the returned Capital Contribution is necessary to discharge the Company's liability to any creditor.

8.3 *Limitations on Rights*. No Member shall have the power or right to undertake the following:

(a) Reduce such Member's contribution to the capital of the Company except as a result of the dissolution of the Company or as otherwise provided in the Act or this Agreement; or

(b) Demand or receive any distribution in any form other than cash.

8.4 *Conflicts of Interest*. The Manager and the Members shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Manager or the Members may enter into transactions that are similar to the transactions into which the Company may enter. Neither the Manager nor the Members violate a duty or obligation to the Company merely because the Manager's or the Member's conduct furthers such party's own interest. A Manager or Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company, if fair to the Company, shall be voidable solely because a Member has a direct or indirect interest in the transaction.

8.5 *Non-Monetary Defaults*. If a Member violates the provisions of this Agreement, such act or acts shall be void ab initio and, for so long as such Member is in default, such Member's right to vote and receive distributions shall be suspended. The Company shall promptly give the defaulting Member notice of the default. Upon such Member's cure of the

default, such Member's rights to vote and receive distributions shall be restored and such Member shall receive all suspended distributions.

ARTICLE IX

GENERAL RESTRICTIONS ON TRANSFER OF AN INTEREST

9.1 *Restrictions*. While this Agreement is in force, no Member may directly or indirectly transfer all or any part of such Member's Company Interest, whether now owned or hereafter acquired, without first complying with the terms and conditions of this Agreement. Any attempted transfer in contravention of this Agreement shall be null and void.

9.2 *Transfers*. For purposes of this Agreement, a transfer shall mean an Assignment or any direct or indirect act, whether voluntary, involuntary, or by operation of law, which causes a disposition or encumbrance of all or any part of a Member's Company Interest. Further, the following events shall be deemed to cause a transfer for purposes of this Agreement:

(a) a Member is adjudicated a Bankrupt, whether voluntary or involuntary;

(b) a Member makes an assignment for the benefit of such Member's creditors;

(c) a Member is a party to a final decree of divorce which provides for the transfer of all or any part of a Member's Company Interest; or

(d) the death, resignation, expulsion, bankruptcy, incompetency of a Member, or any other act that terminates the continued membership of a Member in the Company.

9.3 *Exceptions*. Notwithstanding the foregoing, a Member may transfer:

(a) all or part of such Member's Company Interest with the prior written consent of those Members constituting a Member Consent;

(b) all or part of such Member's Company Interest to an Affiliate;

(c) subject to Section 10.9, all or part of such Member's Company Interest to any third party acquiring the Company Interest after complying with the provisions of Article X hereof.

ARTICLE X

VOLUNTARY OR INVOLUNTARY TRANSFER

10.1 _Notice of Intention to Transfer_. If a Member desires to transfer (a "Proposed Voluntary Transfer") or is deemed to have transferred, within the meaning of Article IX hereof (an "Involuntary Transfer"), all or any part of such Member's Company Interest in the Company, such Member or such Member's legal representative (the "Transferring Member") shall give written notice (the "Notice") to the other Members of such desire or of the event causing the Involuntary Transfer. The Notice shall specify the Company Interest to be transferred or deemed to have been transferred (the "Offered Interest") and the nature of all other material terms of the Proposed Voluntary Transfer or the Involuntary Transfer. The Notice shall constitute an offer to sell the Offered Interest to the other Members by the Transferring Member in the event of a Proposed Voluntary Transfer or by the deemed transferee in the event of an Involuntary Transfer, in proportion to their Company Interests, on the terms and conditions of Section 10.5 hereof (the "Offer"). The terms of this Section 10.1 shall not apply to any pledge, conveyance, or encumbrance of a Member's Company Interest where such pledge, conveyance, or encumbrance is made for the purpose of obtaining financing for the Company's operations.

10.2 _Third-Party Offers_. If, in connection with a Proposed Voluntary Transfer, the Transferring Member has received a bona fide offer from a third party to purchase the Transferring Member's Company Interest ("Third Party Offer"), the Notice also shall identify the third party and the purchase price, terms, and conditions of the Third Party Offer. A bona fide offer is a legally enforceable offer from a person or entity financially capable of carrying out its terms, accompanied by a certified or cashier's check for at least 10% of the purchase price.

10.3 _Option to Purchase_. For thirty (30) days after the receipt of the Offer, or for thirty (30) days after the Members receive knowledge of the event calling the Involuntary Transfer if no notice is given, the Members shall determine whether or not they desire to purchase the Offered Interest for the purchase price, terms, and conditions provided for in this Article. If some or all of the Members elect to purchase the Offered Interest, the purchasing Members may divide the Offered Interest in any manner upon which they all agree. In the absence of unanimous agreement, the Offered Interest shall be divided among the purchasing Members in proportion to their Company Interests.

10.4 _Election to Dissolve Company_. In lieu of exercising their option to purchase the Offered Interest, the other Members may, by unanimous consent and written notice to the Transferring Member, elect to dissolve the Company voluntarily. If the Members elect to dissolve the Company, its business and affairs shall be wound up and all its properties distributed in liquidation under the provisions of Article XII hereof.

10.5 _Purchase Price_. The purchase of the Offered Interest shall be upon one of the following alternatives, at the sole election of the purchasing Member or Members:

(a) in the event of a Proposed Voluntary Transfer, the same terms, conditions, and consideration set forth in the Third Party Offer;

(b) in the event of a Proposed Voluntary Transfer, or always in the event of an Involuntary Transfer or a Proposed Voluntary Transfer that contemplates a transaction other than a sale for money or a promissory note to pay money, the terms and conditions and at a purchase price determined in accordance with Article XI hereof.

10.6 *Release from Restriction*. If the Transferring Member offers to sell the Offered Interest in connection with a Proposed Voluntary Transfer and the other Members do not elect to purchase the Offered Interest or to dissolve the Company, then the Transferring Member may sell the Offered Interest to the bona fide third party who made the Third Party Offer at a price equal to or greater than the price originally offered to the other Members, provided it is upon the exact terms and conditions originally contained in the Third Party Offer (except for changes in size of payments required to accommodate a greater price), and provided further that such sale is completed within sixty (60) days after the last Offer has been rejected by all of the Members or expires, whichever first occurs.

10.7 *Changed Offer*. If a Transferring Member thereafter desires, in a Proposed Voluntary Transfer, to sell the Offered Interest at a price that is less than the price originally offered to the other Members, or upon different terms or conditions than those which were contained in the original Third Party Offer, or at a time which is more than sixty (60) days after the rejection or expiration of the last Offer, the Transferring Member must first reoffer the Offered Interest to the other Members at the price and upon the terms and conditions which the Transferring Member was willing to accept from the bona fide third party. The new Offer shall be made to the other Members in the same manner and in accordance with the same procedures as provided for in this Article.

10.8 *Form of Offer*. Offers and acceptances shall be in writing and shall be served either by personal service or by certified mail, return receipt requested, addressed to each of the Members at the last known address as shown by the records of the Company.

10.9 *Substituted Member*. Any Assignee or transferee of an Offered Interest, including an Assignee or transferee of a Member's Company Interest in an Involuntary Transfer or a permitted transfer under Section 9.3, who is not now a Member shall become a Substituted Member only if (a) all of the other Members unanimously consent in writing to the admission of the Assignee or transferee as a Member, (b) such Assignee or transferee agrees: (1) to become a Member, (2) to execute and acknowledge such documents and instruments of conveyance in form and substance as may be necessary in the opinion of counsel to the Company to effect such transfer and to confirm the agreement of the Assignee, (3) to be bound by all of the terms and conditions of this Agreement, as it may be amended from time to time, (4) to pay all reasonable expenses connected with such Assignee's or transferee's admission, including reasonable attorneys' fees required for the preparation of such instruments to effect such admission to the Company, and (5) except in the case of a transfer at death or involuntarily by operation of law, either (i) to register such Company Interest under the Securities Act of 1933, as amended, and any applicable state securities laws or (ii) to provide from the transferring Member an opinion of counsel which shall be satisfactory to the Company, to the effect that such transfer is exempt from all applicable registration requirements and that such transfer will not violate any applicable laws regulating the transfer of securities, (c) the transfer will not cause the Company to be deemed to be a "publicly traded partnership" under the Code or otherwise cause the Company to be treated as an association

or corporation for tax purposes under the Code, and (d) the provisions of the preceding sections of this Article have been satisfied. Any transfer or purported transfer of any Company Interest shall be null and void unless made strictly in compliance with the provisions of this Section. The Assignee or transferee of any Member Interest shall be subject to all terms, conditions, restrictions, and obligations of this Agreement.

10.10 *Rights of Unadmitted Transferees*. If all of the other Members do not unanimously approve the Assignee or transferee in an Involuntary Transfer, or the Assignee or transferee in a permitted transfer under Section 9.3 hereof becoming a Substituted Member, such Assignee or transferee shall only be entitled to the share of profits or other compensation by way of income or return of contributions to which the Transferring Member would have been entitled under this Agreement. The Assignee or transferee shall have no right to participate in the business or management of the Company, shall have no right to become a Member, shall have no right to any information or accounting to the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

10.11 *Option on the Part of Company*. Upon the unanimous vote of all of the Members other than the Transferring Member, the Company itself may elect to acquire the Company Interest of a Transferring Member and to liquidate such Transferring Member's Company Interest for the amount determined under Section 10.5 hereof. In such case, no amount shall be paid for the goodwill of the Company. In the event that the Company chooses to liquidate the Transferring Member's interest, then the payments shall be deemed to be made under Section 736(a) of the Code, and appropriate adjustment shall be made to the amount of the payments to equalize the economic interests of the parties.

10.12 *Restrictive Legend*. Each Member hereby agrees that a restrictive legend deemed reasonably necessary by the Company may be placed upon any counterpart of this Agreement or any other document or instrument evidencing ownership or Assignment of a Company Interest or an Economic Interest.

ARTICLE XI

PURCHASE PRICE AND TERMS

11.1 *Purchase Price*. The purchase price for any Offered Interest to be purchased by the Members or the Company pursuant to Section 10.5(b) shall be the fair value of the Offered Interest as agreed upon between the purchaser and the Transferring Member. In the event such parties cannot agree upon a value, then the value of the Company for the purpose of establishing the purchase price hereunder shall be determined by appraisal as set forth in this Article.

11.2 *Appraisal*. In the event that the parties cannot agree on a fair value of an Offered Interest, the fair value of the Offered Interest shall be determined by the written appraisal of a qualified appraiser agreed upon by the parties. If the parties cannot agree upon such an appraiser within thirty (30) days after the purchaser is required to purchase the Offered Interest, the Transferring Member (or the Transferring Member's legal representatives) and the

purchaser shall each select an appropriately licensed appraiser, the two appraisers shall agree upon a third appropriately licensed appraiser, and the three appraisers shall determine the value of the Offered Interest being purchased. If the three appraisers cannot agree upon a value, the fair value of the Offered Interest shall be determined by averaging the determinations of value by the two appraisers whose determinations are closest, and this value will be final, binding and conclusive upon the parties. The purchaser and the Transferring Member (or the Transferring Member's legal representatives) shall each pay the fees and costs of its own selected appraiser, and the fees and costs of the third appraiser shall be shared equally by the purchaser and the Transferring Member (or the Transferring Member's legal representatives).

11.3 *Terms of Purchase Price*. Subject to the provisions of Section 11.4 hereof, the purchase price determined in this Article shall be paid as the parties shall agree, and if the parties cannot agree, shall be payable as follows: (a) twenty-five percent (25%) in cash or certified funds payable at the time of closing; and (b) the balance by a negotiable promissory note made by the purchaser, providing for (i) interest at the rate prescribed by Section 1274 of the Code for five year obligations in effect on the date of closing, and (ii) equal payments of interest and principal to be amortized over five years, to be paid in twenty consecutive quarters, with the first payment due on the ninetieth (90th) day after the date of closing, and (iii) a first priority collateral interest (evidenced by a separate security agreement and accompanying documents) in the Company Interest transferred.

11.4 *Payment in Cash*. Any payment required to be made by the Company under this Article may, at the sole discretion of the Company, be satisfied by delivery of cash or certified funds representing one hundred percent (100%) of the purchase price, delivered at the closing described in Section 11.5 hereof.

11.5 Closing.

(a) Time and Place of Closing. The closing of any purchase and sale of an Offered Interest pursuant to this Agreement shall be held at the time and place and in such manner mutually agreeable to the parties to the purchase. In the absence of such agreement, the closing shall be held at the principal office of the Company thirty (30) days after delivery of the written acceptance of an Offer as described in Section 10.8, or if later, thirty (30) days after the purchase price for an Offered Interest is determined under this Article XI.

(b) Conditions to Closing. The closing of any purchase and sale of an Offered Interest hereunder is expressly conditioned upon compliance with all applicable terms and provisions of this Agreement, including, without limitation, those specified in Sections 9.1 and 10.9 and Article XIII hereof.

ARTICLE XII

TERMINATION AND DISSOLUTION

12.1 *Grounds for Dissolution*. The Company shall be dissolved upon the occurrence of any of the following events:

(a) the unanimous written agreement of the Members; or

(b) a decree of a court having competent jurisdiction; or

(c) operation of law; or

(d) upon an election of Members as provided in Section 10.4.

12.2 _Continuation of Business Notwithstanding Dissolution_. While the foregoing Section describes events causing dissolution of the Company, the same shall in no way prevent any of the Members, not directly responsible for the occurrence of such event, from forming a new limited liability company in order to benefit by the continuation of the terms and conditions set forth in this Agreement.

12.3 _Dissolution Procedure_. The procedure to be followed after the occurrence of one of the events causing dissolution, and the failure of all of the remaining Members to consent to continue the Company as provided in Section 12.2 hereof, shall be as follows:

(a) all Company assets shall be marshalled;

(b) all outstanding debts, expenses, and liabilities to third parties other than the members shall be paid;

(c) all debts to Members other than capital and profits shall be paid;

(d) after payment of all of the foregoing debts, expenses, and liabilities, Members shall be paid in accordance with the provisions of Section 12.4 hereof; and

(e) the Company shall execute Articles of Dissolution which shall be filed in the office of the Colorado Secretary of State as provided by the Act (or shall execute and file with the Colorado Secretary of State such other documents required under the Act).

12.4 _Distributions in Liquidation_.

(a) Priority of Distributions.Upon liquidation of the Company or (except as provided in Treasury Regulations § 1.704-1(b)(2)(ii)(b)) upon the liquidation of any Member's interest in the Company, all distributions shall be made first in accordance with the Members' positive Capital Account balances, as determined after taking into account all contributions, distributions, and allocations for all periods and, to the extent permitted under the Treasury Regulations, after adjusting the Capital Accounts under Article VI and Schedule B hereto in a manner that, to the extent possible, will result in distributions when made in accordance with the positive Capital Account balances. All distributions under this Section shall be made by the later of (1) the end of the taxable year of the Company in which the liquidation of the Company, or any Member's interest, occurs, or (2) within 90 days after the date of the liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member's Capital Account has a negative balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other person for any purpose whatsoever.

(b) Definitions. For purposes of this Section:

(1) the taxable year of the Company shall be determined without regard to Section 706(c)(2)(A) of the Code;

(2) a liquidation of a Member's interest in the Company shall be deemed to occur on the earlier of (A) the date upon which there is a liquidation of the Company, or (B) the date upon which there is a liquidation of the Members' interest in the Company under Treasury Regulation § 1.761-1(d); and

(3) a liquidation of the Company shall be deemed to occur upon the earlier of (A) the date upon which the Company is terminated under § 708(b)(1) of the Code, or (B) the date upon which the Company ceases to be a going concern (even though it may continue in existence for the purpose of winding up its affairs, paying its debts, and distributing any remaining balance to the Members).

12.5 *Waiver of Partition - Dissolution and Withdrawal*. Each of the Members hereby waives any and all right that each such Member may have to maintain any action for partition with respect to each such Member's interest in the Company or any right such Member may have to force or compel dissolution of the Company except in accordance with this Agreement. Each Member specifically waives any rights such Member may now have or hereafter acquire to withdraw from the Company, and if, notwithstanding such waiver, a Member withdraws in violation of this Agreement, the Company may, in addition to exercising any other remedies at law or in equity, recover damages for breach of this Agreement and offset such damages against amounts otherwise distributable to the withdrawing Member.

ARTICLE XIII

ARBITRATION

The Members agree to submit all controversies, claims and matters of difference to arbitration in Denver, Colorado, according to the rules and practices of the American Arbitration Association from time to time in force, except that if such rules and practices differ from the state rules of civil procedure or any other provisions of state law then in effect, such state rules and law shall govern. This submission and agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of one party if notice of the proceeding has been given to such party. The parties agree to abide by all awards rendered in such proceedings. Such awards shall be final and binding on all parties to the extent and in the manner provided by the state rules of civil procedure. All awards may be filed with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such award is rendered or such party's property, as a basis of judgment and of the issuance of execution for its collection. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to such default.

ARTICLE XIV

INVESTMENT REPRESENTATIONS

14.1 *Interests Not Registered*. The Members understand that (a) the membership interests evidenced by this Agreement have not been registered under the Securities Act of 1933, as amended, the Colorado Securities Act, as amended, or any other state or foreign securities laws (collectively, the "Securities Acts") because the Company is issuing such membership interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering, (b) the Company has relied upon the fact that such membership interests are to be held by each Member for investment, and (c) exemption from registrations under the Securities Acts would not be available if such membership interests were acquired by a Member with a view to distribution.

14.2 *Investment Representation.* Each Member hereby confirms to the Company that such Member is acquiring the membership interests in the Company for such Member's own account, for investment, and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of such Member's interest as a Member in the Company unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933, as amended (the "'33 Act"), and under any applicable state or foreign securities laws or unless the holder of such membership interest in the Company delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under the '33 Act and applicable state or foreign securities laws is not required in connection with such transfer, sale or offer. Each Member understands that the Company is under no obligation to register the membership interests in the Company or to assist such Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of such Member's interest as a Member in the Company. Each Member recognizes that exemptions from registration, in any case, are limited and may not be available when the Member may wish to sell, transfer or otherwise dispose of any of the Member's Company Interest.

14.3 *Further Representations*. Prior to acquiring a Company Interest in the Company, each Member has made an investigation of the Company and its business and acknowledges that the Company has made available to each such Member all information with respect thereto which such Member needed to make an informed decision to acquire such Member's interest in the Company. Each Member represents possessing the experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Company as a Member.

ARTICLE XV

MEETINGS OF MEMBERS

15.1 *Annual Meetings*. An annual meeting of the Members shall be held on the first Monday of December or at such other time as shall be determined by Member Consent. At each annual meeting the Members shall elect the Manager or Managers who shall serve until

the next annual meeting, or until their removal or their successors are elected and qualify, whichever is earlier. In addition to the election of the Manager or Managers at the annual meeting, the Members may consider, discuss, and vote upon any other matter pertaining to the business of the Company as may properly come before the meeting. Failure to hold the annual meeting as required by this Agreement shall not work a forfeiture or dissolution of the Company.

15.2 *Special Meetings*. Special meetings of the Members may be called for any purpose, unless otherwise prescribed by statute, by the Manager or by Member Consent.

15.3 *Place of Meetings*. The Members, by a Member Consent, may designate any place, either within or outside the State of Colorado, as the place of meeting for any annual or special meeting. If no designation is made, the place of meeting shall be the principal office of the Company in the State of Colorado.

15.4 *Notice of Meetings*. The Manager or the person(s) calling the meeting shall cause written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called to be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the Member as provided in Section 16.8, with postage prepaid. If a meeting is adjourned to another place or time, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

15.5 *Meetings of All Members*. If all of the Members shall meet at any time and place, either within or outside of the State of Colorado, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and any action taken at such meeting shall be lawful.

15.6 *Record Date*. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the action declaring such distribution is adopted or the date on which the action requiring such other determination is taken, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof. Notwithstanding the foregoing provisions of this Section, the record date for determining Members entitled to take action without a meeting pursuant to Section 15.10 hereof shall be the date specified in such Section.

15.7 *Quorum*. Members holding at least seventy-five percent of the Company Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Company Interests so represented may adjourn the meeting from time to time without further notice, unless notice is required by Section 15.4 hereof. At such adjourned meeting at which a

quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause there to be less than a quorum.

15.8 *Manner of Acting*. If a quorum is present, the affirmative vote of Members holding at least a Member Consent shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement.

15.9 *Proxies*. At any meeting of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

15.10 *Action by Members Without a Meeting*. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member comprising a Member Consent entitled to vote. Such consent(s) shall have the same force and effect as a vote of the Members by a Member Consent and may be stated as such in any document. Action taken under this Section 15.10 is effective when Members comprising a Member Consent entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent. All consents signed pursuant to this Section 15.10 shall be delivered to the Manager for inclusion in the minutes or for filing with the Company's records.

15.11 *Waiver of Notice*. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. By attending a meeting, a Member (a) waives objection to lack of notice or defective notice of such meeting unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transaction of business at the meeting, and (b) waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the notice of such meeting unless the Member objects to considering the matter when it is presented.

ARTICLE XVI

GENERAL MATTERS

16.1 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

16.2 *No Waiver*. No provision of this Agreement may be waived except by an agreement in writing signed by the waiving Member. A waiver of any term or provision shall not be construed as a waiver of any other term or provision.

16.3 *Amendment*. This Agreement may be amended, altered or revoked at any time, in whole or in part, by filing with this Agreement a written instrument setting forth such amendment, alteration or revocation by Member Consent.

16.4 *Binding Effect*. This Agreement shall be binding upon the Members and their respective heirs, personal representatives, successors and assigns.

16.5 *Construction; Definitions*. Throughout this Agreement the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, wherever the context so requires. Terms used, but not defined, in any Schedule to this Agreement shall have the meanings assigned to such terms in this Agreement.

16.6 *Text To Control*. The headings of articles and sections are included solely for convenience of reference. If any conflict between any heading and the text of this Agreement exists, the text shall control.

16.7 *Severability*. If any provision of this Agreement is declared by any court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions. Such remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if such invalid provisions never had been inserted in this Agreement.

16.8 *Notices*. Except as expressly provided otherwise in the Agreement, all notices, consents, waivers, directions, requests, votes, or other instruments or communications provided for under this Agreement shall be in writing, signed by the party giving the same, and shall be deemed properly given when (a) actually received; (b) the third Business Day after mailing, when mailed, postage prepaid, certified or registered mail, return receipt requested, addressed to the parties hereto at their addresses appearing on the signature pages of this Agreement; or (c) when sent by facsimile at the facsimile number shown on the signature pages to this Agreement provided that such facsimile is sent during the normal business hours of the party to whom it was sent and written confirmation of the transmission of such facsimile is obtained. Each Member, by written notice to all other Members and the Company in accordance with the provisions of this Section, may specify any other address for the receipt of any notices, instruments, or other communications hereunder.

16.9 *Entire Agreement*. This Agreement embodies the entire understanding and agreement among the parties concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

16.10 *Counterparts*. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

The parties hereby execute this Agreement on the respective dates set forth next to their signatures below, effective as of day first above written.

MEMBERS:

[signature]
Michael P. Maloney

Don Evans

David Wolf

Alex Blum

Gail Maloney

Jim Geis

Vic Phileo

Scott Vasina

Rick Whipple

Pat Ferguson

Michael Whitman

Rob Bolinske

Jim Newell

Brock McEwen

Rick Rusch

Gabe Bodhi

Robert Campbell

SCHEDULE A
TO
OPERATING AGREEMENT OF
KOTA LONGBOARDS, LLC

The Company Interest of the Members of the Company on the effective date of this Agreement is as follows:

KOTA LONGBOARDS Cap Table - June 1, 2018

Summary - Ranked by Ownership			MEMBERSHIP UNITS (voting)								Percent Ownership
			Founders	Seed	Series A	Series A (in kind)	Series B	Cash Call 2017	Series C	Total units	
$	593,000	Maloney, M	375,000		11,765				86,462	473,227	49.00%
$	85,000	Evans		75,000	5,882					80,882	8.38%
$	180,000	Ludwig						4,367	74,236	78,603	8.14%
$	100,000	Kuehne					43,668			43,668	4.52%
$	100,000	Sandor Captial Master Fund					43,668			43,668	4.52%
$	5,000	Lemak						2,183		2,183	0.23%
$	50,000	Wolf		25,000	8,824			4,367		38,191	3.95%
$	50,000	Blum			29,412					29,412	3.05%
$	30,000	Maloney, G		25,000				2,183		27,183	2.81%
$	50,000	Barhaug					21,834			21,834	2.26%
$	25,000	Geis			11,765	2,941				14,706	1.52%
$	30,300	Ferguson			9,706			6,026		15,732	1.63%
$	25,000	Philleo			11,765			2,183		13,948	1.44%
$	25,000	Vasina			11,765			2,183		13,948	1.44%
$	25,000	Whipple			11,765			2,183		13,948	1.44%
$	15,000	Rusch				8,824				8,824	0.91%
$	20,000	Zenman				7,634				7,634	0.79%
$	10,000	Whitman			5,882					5,882	0.61%
$	10,000	Bolinske			5,882					5,882	0.61%
$	10,000	Newel			5,882					5,882	0.61%
$	10,000	McEwen			5,882					5,882	0.61%
$	5,000	Bodhi			2,941					2,941	0.30%
$	5,000	Campbell				2,941				2,941	0.30%
$	5,000	Thorpe						2,183		2,183	0.23%
$	10,000	McGrane						4,367		4,367	0.45%
$	5,000	Papez						2,183		2,183	0.23%
$	**1,478,300**	**TOTAL Shares =**	**375,000**	**125,000**	**139,118**	**22,340**	**109,170**	**34,408**	**160,698**	**965,734**	**100.00%**

SCHEDULE B
TO
OPERATING AGREEMENT OF
KOTA LONGBOARDS, LLC

For purposes of interpreting and implementing Article VI of the Operating Agreement of KOTA LONGBOARDS, LLC (the "Agreement"), and except as otherwise required under Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, the following rules shall apply and shall be treated as part of the terms of the Agreement:

Part A. Special Allocation Provisions.

1. For purposes of determining the amount of gain or loss to be allocated pursuant to Article VI of the Agreement, any basis adjustments permitted pursuant to Section 743 of the Code shall be disregarded.

2. Company income, loss, deductions, and credits shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective interests. All items of income, loss, deductions, and credits shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

3. Notwithstanding any other provision of the Agreement, to the extent required by law, income, gain, loss, and deduction attributable to property contributed to the Company by a Member shall be shared among the Members so as to take into account any variation between the basis of the property and the fair market value of the property at the time of contribution in accordance with the requirements of Section 704(c) of the Code and the applicable Treasury Regulations promulgated thereunder as more fully described in Part B hereof.

4. Notwithstanding any other provision of the Agreement, in the event the Company is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Member (whether such interest is currently deducted, capitalized, or amortized), such deduction shall be allocated solely to such Member.

5. Notwithstanding any provision of the Agreement to the contrary, to the extent any payments made to a Member and deducted by the Company in reliance on Section 707(a) or 707(c) of the Code are treated as distributions to a Member for federal income tax purposes, there will be a gross income allocation to such Member in the amount of such distribution.

6. (a) Notwithstanding any provision of the Agreement to the contrary and subject to the exceptions set forth in Section 1.704-2(f) (2) - (5) of the Treasury Regulations, if there is a net decrease in Partnership Minimum Gain during any fiscal year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with

Sections 1.704-2(f) and 1.704-2(j) of the Treasury Regulations. This paragraph 6(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith. To the extent permitted by such Section of the Treasury Regulations and for purposes of this paragraph 6(a) only, each Member's Adjusted Capital Account Balance shall be determined prior to any other allocations pursuant to Article VI of the Agreement with respect to such fiscal year and without regard to any net decrease in Partner Minimum Gain during such fiscal year.

(b) Notwithstanding any provision of the Agreement to the contrary, except paragraph 6(a) of this Schedule, and subject to the exceptions set forth in Section 1.704-2(i)(4) of the Treasury Regulations, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j) of the Treasury Regulations. This paragraph 6(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith. Solely for purposes of the paragraph 6(b), each Member's Adjusted Capital Account Balance shall be determined prior to any other allocations pursuant to Article VI of the Agreement with respect to such fiscal year, other than allocations pursuant to 6(a) hereof.

7. Notwithstanding any provision of the Agreement to the contrary, in the event any Members unexpectedly receive any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficits in their Adjusted Capital Account Balances created by such adjustments, allocations, or distributions as quickly as possible. This paragraph 7 is intended to comply with the Qualified Income Offset provisions of the aforementioned Treasury Regulations.

8. No net loss shall be allocated to any Member to the extent that such allocation would result in a deficit Adjusted Capital Account Balance in such Member's Capital Account while any other Member continues to have a positive Capital Account balance; in such event, net losses shall first be allocated to any Members with positive Adjusted Capital Account Balances, and in proportion to such positive balances, to the extent necessary to reduce their positive Adjusted Capital Account Balances to zero.

9. Any special allocations of items pursuant to this Part A shall be taken into account in computing subsequent allocations so that the net amount of any items so allocated and the remaining profits, losses, and all other items allocated to each such Member pursuant to Article VI of the Agreement shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of Article VI of the Agreement if such special allocations had not occurred.

10. Notwithstanding any provision of the Agreement to the contrary, Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Members in accordance with their Company Interests.

11. Notwithstanding any provision of the Agreement to the contrary, any Partner Nonrecourse Deduction for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Treasury Regulations.

12. To the extent permitted by Section 1.704-2(h)(3) of the Treasury Regulations, the Manager shall endeavor to treat distributions of Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase the Deficit Capital Account for any Member.

Part B. Capital Account Adjustments and 704(c) Tax Allocations.

1. For purposes of computing the amount of any item of income, gain, deduction, or loss to be reflected in the Members' Capital Accounts, the determination, recognition, and classification of any such item shall be the same as its determination, recognition, and classification for federal income tax purposes; provided, however, that:

(a) Any deductions for depreciation, cost recovery, or amortization (other than depletion under Section 611 of the Code) attributable to a Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Company was equal to the Agreed Value of such property. Upon an adjustment to the Carrying Value of any Company property, except property subject to depletion under Section 611 of the Code, any further deductions for such depreciation, cost recovery, or amortization attributable to such property shall be determined as if the adjusted basis of such property was equal to the Carrying Value of such property immediately following such adjustment.

(b) Any income, gain, or loss attributable to the taxable disposition of any property (including any property subject to depletion under Section 611 of the Code) shall be determined by the Company as if the adjusted basis of such property as of such date of disposition was equal in amount to the Company's Carrying Value with respect to such property as of such a date.

(c) If the Company's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 50 (c) (1) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Members pursuant to Article VI of the Agreement. Any restoration of such basis pursuant to Section 50 (c) (2) of the Code shall be allocated in the same manner to the Members to whom such deemed deduction was allocated.

(d) The computation of all items of income, gain, loss, and deduction shall be made by the Company and, as to those items described in Section 705(a)(1)(B) or Section 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalizable for federal income tax purposes.

2. A transferee of a Member's interest will succeed to the Capital Account relating to the Member's interest transferred.

3. In connection with a Capital Contribution of money or Contributed Property (other than a de minimis amount) to the Company as consideration for an interest in the Company or in connection with the liquidation of the Company or a distribution of a money or other property (other than a de minimis amount) by the Company to a retiring or continuing Member as consideration for an interest in the Company, the Capital Accounts of all Members (and the Carrying Values of all Company properties) shall be adjusted (consistent with the provisions hereof and Section 704 of the Code and the Treasury Regulations promulgated thereunder) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each such property, immediately prior to such distribution, and had been allocated to the Members, at such time, pursuant to Article VI of the Agreement).

4. In the event the Carrying Value of any Company property is adjusted as described in paragraph 3 of this Part B above, then (a) the Capital Accounts of the Members shall be adjusted in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such property, and (b) the Members' distributive shares of depreciation, depletion, amortization, and gain or loss, as computed for tax purposes, with respect to such property, shall be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of such property and its book value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder.

5. In accordance with Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any Contributed Property shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Agreed Value.

6. Any unrealized income or deduction with respect to accounts receivable, accounts payable, and any other accrued but unpaid items that a Member contributes to the Company shall be allocated to such Member to the extent required by Sections 704(c) of the Code and the Treasury Regulations promulgated under Sections 704(b) and 704(c) of the Code.

7. Any elections or other decisions relating to any federal income tax matters shall be made by the Manager in any manner that reasonably reflects the purpose and intention of the Agreement.

Part C. Definitions. For the purposes of this Schedule, the following terms shall have the meanings indicated unless the context clearly indicates otherwise:

"Adjusted Capital Account Balance" means the balance, if any, in the Capital Account balance of a Member as of the end of the relevant fiscal year of the Company, after giving effect to the following: (a) credit to such Capital Account any amounts the Member is obligated to restore, pursuant to the terms of this Agreement or otherwise or is deemed

obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations and (b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations.

"Agreed Value" means the fair market value of Contributed Properties as agreed to by the contributing Member and the Company, using such reasonable method of valuation as they may adopt.

"Carrying Value" means (a) with respect to Contributed Property, the Agreed Value of such property reduced (but not below zero) by all amortization, depreciation, and cost recovery deductions charged to the Members' Capital Accounts with respect to such property, as well as any other charges for sales, retirements, and other dispositions of assets included in a Contributed Property, as of the time of determination, and (b) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination. The Carrying Value of any property shall be adjusted in accordance with the principles set forth herein.

"Contributed Property" means each Member's interest in property or other consideration (excluding services and cash) contributed to the Company by such Member.

"Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(b)(1) of the Treasury Regulations. The amount of Nonrecourse Deductions for a fiscal year of the Company equals the excess, if any, of the net increase, if any, in the amount of Partnership Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Partnership Minimum Gain, determined according to the provisions of Section 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" shall have the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i) of the Treasury Regulations.

"Partner Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i) of the Treasury Regulations.

"Partner Nonrecourse Deductions" shall have the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations. For any Company taxable year, the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt equals the net increase during the year, if any, in the amount of Partner Nonrecourse Debt Minimum Gain reduced (but not below zero) by proceeds of the liability distributed during the year to the Member that bears the economic risk of loss for the liability that are both attributable to the liability that are both attributable to the liability and allocable to an increase in the Partner Nonrecourse Debt Minimum Gain.

"Partnership Minimum Gain" shall have the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

For purposes of this Schedule, all other capitalized terms will have the same definition as in the Agreement.

This Schedule B is intended to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and shall be construed and interpreted consistently therewith. To the extent that any of the provisions of this Schedule B are inconsistent (whether now or in the future) with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, the provisions of such Section of the Code and such Treasury Regulations shall control, and all allocations and Capital Account adjustments made under this Schedule B and the Agreement shall be made in a manner necessary to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT OF KOTA LONGBOARDS, LLC

I. **PARTIES.** The parties to this First Amendment to Amended and Restated Operating Agreement of KOTA Longboards, LLC ("Amendment") are as follows:

1.1 KOTA Longboards, LLC, a Colorado limited liability company (the "Company").

1.2 Michael P. Maloney ("Maloney").

1.3 Jeff Ludwig ("Ludwig").

1.4 Don Evans ("Evans").

1.5 Rick Whipple ("Whipple").

II. **RECITALS.** The facts pertinent to this Amendment are as follows:

2.1 The Company is a Colorado limited liability company being formed on May 17, 2012.

2.2 The affairs of the Company are governed by the Amended and Restated Operating Agreement of KOTA Longboards, LLC, dated March 12, 2015 ("KOTA Operating Agreement").

2.3 Maloney, Ludwig, Evans and Whipple, cumulatively, own in excess of two-thirds (2/3) of the Company Interest in the Company, as defined in Paragraph 2.1(n) of the KOTA Operating Agreement.

2.4 As the owners of at least two-thirds (2/3) of the Company Interest of the Members entitled to vote, Maloney, Ludwig, Evans and Whipple jointly own sufficient Company interests to constitute a "Member Consent" as defined in Paragraph 2.1(n) of the KOTA Operating Agreement.

2.5 Pursuant to Paragraph 16.3 of the KOTA Operating Agreement, Maloney, Ludwig, Evans and Whipple have the power and authority to amend the KOTA Operating Agreement.

2.6 Maloney, who is also the Manager of the Company, pursuant to Paragraph 7.5(a) of the KOTA Operating Agreement, has and continues to have the authority to add additional Members, with the approval of a Member Consent, to the Company, provided that such additional Members' cumulative Company Interests do not result in the reduction of Maloney's Company Interest to less than fifty-one percent (51%) of the total Company Interests, unless so authorized by Member Consent.

2.7 Maloney, as Manager, with the appropriate Member Consent, has added additional Members to the Company, with the membership ownership now set forth on the revised Schedule A, attached hereto and made a part hereof ("Company Interest Schedule"). The Company desires to obtain additional Funding for the Company through an offering under Regulation CrowdFunding (the "Offering") under the Securities Act of 1983, as amended (the "Securities Act") through Start Engine Capital, LLC ("Start Engine").

2.8 The Company, through Members that own sufficient Company Interests to constitute a Member Consent, desire to amend the KOTA Operating Agreement to authorize the raising of capital through the Offering facilitated by Start Engine, authorize the Company to issue non-voting Membership Interests as part of the Offering, and modify the authority of the Manager to incur an economic impact on the Company up to Two Hundred Fifty Thousand Dollars ($250,000.00) as a modification of Paragraph 7.2(m) of the KOTA Operating Agreement.

Accordingly, the Company, Maloney, Ludwig, Evans and Whipple hereby agree to modify the KOTA Operating Agreement as follows:

III. AMENDMENT TO KOTA OPERATING AGREEMENT. The KOTA Operating Agreement is hereby modified as follows:

3.1 CrowdFunding Offering. Paragraph 7.2(l) is hereby deleted and restated in full as follows:

> To add additional Members for an Initial Capital Contribution and corresponding Company Interest as determined by the Manager, including additional Members added pursuant to the Offering who will receive non-voting Company Interests as determined by the Manager and approved by a Member Consent, even if such additional Members' cumulative Company Interests result in the reduction of Maloney's Company Interest to less than fifty-one percent (51%) of the total interests.

3.2 Modification to Manager's Monetary Discretion. Section 7.2(m) of the KOTA Operating Agreement is hereby modified by increasing the amount of One Hundred Fifty Thousand Dollars ($150,000.00) in said section to Two Hundred Fifty Thousand Dollars ($250,000.00).

IV. MEMBER CONSENT. Maloney, Ludwig, Evans and Whipple, cumulatively owning more than two-thirds (2/3) of the Company Interests, and pursuant to Paragraph 16.3 of the KOTA Operating Agreement, hereby consent to the aforesaid Amendment.

V. BINDING EFFECT. Except as modified by this Amendment, all of the other provisions of the KOTA Operating Agreement shall remain the same, in full force and effect.

VII. COUNTERPARTS. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. To

facilitate the execution of this document, the undersigned may execute and exchange by facsimile or electronic mail counterparts of the signature pages.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of July 9, 2018.

KOTA LONGBOARDS, LLC,
a Colorado limited liability company

By: ______________________
Michael P. Maloney, Manager

MEMBERS HOLDING MORE THAN
TWO-THIRDS OF COMPANY INTEREST :

____
Michael P. Maloney

____
Jeff Ludwig

____
Don Evans

____
Rick Whipple

facilitate the execution of this document, the undersigned may execute and exchange by facsimile or electronic mail counterparts of the signature pages.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of July 9, 2018.

KOTA LONGBOARDS, LLC,
a Colorado limited liability company

By: ______________________
Michael P. Maloney, Manager

MEMBERS HOLDING MORE THAN
TWO-THIRDS OF COMPANY INTEREST :

____
Michael P. Maloney

____
Jeff Ludwig

____
Don Evans

____
Rick Whipple

facilitate the execution of this document, the undersigned may execute and exchange by facsimile or electronic mail counterparts of the signature pages.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of July 9, 2018.

KOTA LONGBOARDS, LLC,
a Colorado limited liability company

By: /s/ Michael P. Maloney
Michael P. Maloney, Manager

MEMBERS HOLDING MORE THAN
TWO-THIRDS OF COMPANY INTEREST :

/s/ Michael P. Maloney
Michael P. Maloney

____
Jeff Ludwig

____
Don Evans

[signature]
Rick Whipple

FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT OF KOTA LONGBOARDS, LLC

I. **PARTIES.** The parties to this First Amendment to Amended and Restated Operating Agreement of KOTA Longboards, LLC ("Amendment") are as follows:

1.1 KOTA Longboards, LLC, a Colorado limited liability company (the "Company").

1.2 Michael P. Maloney ("Maloney").

1.3 Jeff Ludwig ("Ludwig").

1.4 Don Evans ("Evans").

1.5 Rick Whipple ("Whipple").

II. **RECITALS.** The facts pertinent to this Amendment are as follows:

2.1 The Company is a Colorado limited liability company being formed on May 17, 2012.

2.2 The affairs of the Company are governed by the Amended and Restated Operating Agreement of KOTA Longboards, LLC, dated March 12, 2015 ("KOTA Operating Agreement").

2.3 Maloney, Ludwig, Evans and Whipple, cumulatively, own in excess of two-thirds (2/3) of the Company Interest in the Company, as defined in Paragraph 2.1(n) of the KOTA Operating Agreement.

2.4 As the owners of at least two-thirds (2/3) of the Company Interest of the Members entitled to vote, Maloney, Ludwig, Evans and Whipple jointly own sufficient Company interests to constitute a "Member Consent" as defined in Paragraph 2.1(n) of the KOTA Operating Agreement.

2.5 Pursuant to Paragraph 16.3 of the KOTA Operating Agreement, Maloney, Ludwig, Evans and Whipple have the power and authority to amend the KOTA Operating Agreement.

2.6 Maloney, who is also the Manager of the Company, pursuant to Paragraph 7.5(a) of the KOTA Operating Agreement, has and continues to have the authority to add additional Members, with the approval of a Member Consent, to the Company, provided that such additional Members' cumulative Company Interests do not result in the reduction of Maloney's Company Interest to less than fifty-one percent (51%) of the total Company Interests, unless so authorized by Member Consent.

2.7 Maloney, as Manager, with the appropriate Member Consent, has added additional Members to the Company, with the membership ownership now set forth on the revised Schedule A, attached hereto and made a part hereof ("Company Interest Schedule"). The Company desires to obtain additional Funding for the Company through an offering under Regulation CrowdFunding (the "Offering") under the Securities Act of 1983, as amended (the "Securities Act") through Start Engine Capital, LLC ("Start Engine").

2.8 The Company, through Members that own sufficient Company Interests to constitute a Member Consent, desire to amend the KOTA Operating Agreement to authorize the raising of capital through the Offering facilitated by Start Engine, authorize the Company to issue non-voting Membership Interests as part of the Offering, and modify the authority of the Manager to incur an economic impact on the Company up to Two Hundred Fifty Thousand Dollars ($250,000.00) as a modification of Paragraph 7.2(m) of the KOTA Operating Agreement.

Accordingly, the Company, Maloney, Ludwig, Evans and Whipple hereby agree to modify the KOTA Operating Agreement as follows:

III. AMENDMENT TO KOTA OPERATING AGREEMENT. The Amended and Restate Operating Agreement of Kota Longboards, LLC, entered into as of March 12, 2015 is hereby modified as follows:

3.1. Units: Article 5 is hereby amended to add the following paragraphs:

“5.6 KOTA Membership Units. The Company shall be authorized to issue an unlimited number of units designated as KOTA Membership Units. As of the July 9, 2018, 965,734 KOTA Membership Units are issued and outstanding to the Members.

5.7 Non-Voting Membership Units. The Company shall be authorized to issue an unlimited number of units designated as Non-Voting Membership Units. As of the July 9, 2018, 0 Non-Voting Membership Units are issued and outstanding to the Members.

5.8 Rights and Privileges. The KOTA Membership Units and Non-Voting Membership Units shall have the same rights and privileges, to the extent provided by law, except that the Non-Voting Membership Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.“

3.2 CrowdFunding Offering. Paragraph 7.2(l) is hereby deleted and restated in full as follows:

> To add additional Members for an Initial Capital Contribution and corresponding Company Interest as determined by the Manager, including additional Members added pursuant to the Offering who will receive non-voting Company Interests as determined by the Manager and approved by a Member Consent, even if such additional Members' cumulative Company Interests result in the reduction

of Maloney's Company Interest to less than fifty-one percent (51%) of the total interests.

3.3 Modification to Manager's Monetary Discretion. Section 7.2(m) of the KOTA Operating Agreement is hereby modified by increasing the amount of One Hundred Fifty Thousand Dollars ($150,000.00) in said section to Two Hundred Fifty Thousand Dollars ($250,000.00).

IV. MEMBER CONSENT. Maloney, Ludwig, Evans and Whipple, cumulatively owning more than two-thirds (2/3) of the Company Interests, and pursuant to Paragraph 16.3 of the KOTA Operating Agreement, hereby consent to the aforesaid Amendment.

V. BINDING EFFECT. Except as modified by this Amendment, all of the other provisions of the KOTA Operating Agreement shall remain the same, in full force and effect.

VII. COUNTERPARTS. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. To facilitate the execution of this document, the undersigned may execute and exchange by facsimile or electronic mail counterparts of the signature pages.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of July 19, 2018.

KOTA LONGBOARDS, LLC,
a Colorado limited liability company

By: [signature]
Michael P. Maloney, Manager

MEMBERS HOLDING MORE THAN
TWO-THIRDS OF COMPANY INTEREST

[signature]
Michael P. Maloney

[signature]
Jeff Ludwig

[signature]
Don Evans

Rick Whipple

of Maloney's Company Interest to less than fifty-one percent (51%) of the total interests.

3.3 Modification to Manager's Monetary Discretion. Section 7.2(m) of the KOTA Operating Agreement is hereby modified by increasing the amount of One Hundred Fifty Thousand Dollars ($150,000.00) in said section to Two Hundred Fifty Thousand Dollars ($250,000.00).

IV. MEMBER CONSENT. Maloney, Ludwig, Evans and Whipple, cumulatively owning more than two-thirds (2/3) of the Company Interests, and pursuant to Paragraph 16.3 of the KOTA Operating Agreement, hereby consent to the aforesaid Amendment.

V. BINDING EFFECT. Except as modified by this Amendment, all of the other provisions of the KOTA Operating Agreement shall remain the same, in full force and effect.

VII. COUNTERPARTS. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. To facilitate the execution of this document, the undersigned may execute and exchange by facsimile or electronic mail counterparts of the signature pages.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of July 19, 2018.

KOTA LONGBOARDS, LLC,
a Colorado limited liability company

By: [signature]
Michael P. Maloney, Manager

MEMBERS HOLDING MORE THAN
TWO-THIRDS OF COMPANY INTEREST :

[signature]
Michael P. Maloney

____
Jeff Ludwig

____
Don Evans

[signature]
Rick Whipple